As filed with the Securities and Exchange Commission on August 6, 2008	File No. 1-34092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
CONTANGO ENERGY COMPANY
(Exact name of registrant as specified in its charter)

Delaware	20-448270
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098
(Address of principal executive offices)
(713) 960-1901
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class to be so registered	each class is to be registered
COMMON STOCK, $0.01 par value	American Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:
NONE
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

     All references to “Contango”, the “Company”, “we”, “our” and “us” used in this Amendment No. 1 to the Registration Statement on Form 10 (“Form 10”) are to Contango Energy Company.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This Registration Statement contains forward-looking statements regarding Contango based on Contango’s current expectations and includes statements regarding acquisitions and divestitures, estimates of future production, future results of operations, quality and nature of the asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as “expects”, “projects”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, “probable”, or “intends”, or stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved). Statements concerning oil and gas reserves also may be deemed to be forward looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to, the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; risks associated with derivative positions; inability to realize

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expected value from acquisitions, inability of our management team to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made, but they are open to a wide range of uncertainties and business risks, including the risks described under “Item 1A – Risk Factors.” Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

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Item 1. BUSINESS.
General
     Contango Energy Company was formed on January 10, 2008 as a Delaware corporation for the purpose of engaging in the exploration and development of natural gas and oil reserves in the Gulf of Mexico. The Company is a wholly-owned subsidiary of Contango Oil & Gas Company, a Delaware corporation (the “Parent”). As of June 27, 2008, the Company completed a series of transactions (the “Reorganization”) whereby the Company acquired from the Parent, wholly and partially-owned subsidiaries that (i) hold leasehold interests and related assets in the Gulf of Mexico (“GOM Leases”), (ii) drill and operate the offshore prospects, and (iii) hold an investment interest in Moblize, Inc. (“Moblize”), a company that develops real time diagnostics and field optimization solutions for the oil and gas and other industries.
Newly Organized Company
     Contango Energy Company was recently organized and has limited operating history. Although the Company’s Parent has experience in exploring for, and developing, natural gas and oil reserves, the Company has not previously engaged in such activities. The Company anticipates that its Parent will distribute the Company’s common stock to the Parent’s stockholders after the effective date of this Form 10 (the “Distribution”) and immediately prior to the Parent entering into a transaction to sell itself to a third-party acquiror (the “Sale of Parent”). Prior to, or soon after, the Distribution, the Company anticipates that the Parent will contribute cash to the Company for the purpose of funding the Company’s business activities. The Parent estimates a range between $40.0 million to $100.0 million will be contributed to the Company. There is currently no public market for the common stock of the Company. The Company anticipates that it will issue one share of common stock for each two shares of the Parent’s common stock.
     The Parent retained through its subsidiary, Contango Resources Company, the rights to the Dutch and Mary Rose discoveries at Eugene Island 10 and offshore State of Louisiana, respectively, in the Gulf of Mexico and the Company does not have any interest in the Dutch and Mary Rose discoveries. Pursuant to the Reorganization which was completed as of June 27, 2008, the Company acquired from the Parent all of the Parent’s ownership interests in Contango Operators, Inc. (“COI”), COE Offshore, LLC (“COE Offshore”) and REX Offshore Corporation (“REX Offshore”) which hold the remaining GOM Leases. The Company also acquired the Parent’s ownership interest in Contango Venture Capital Corporation (“CVCC”), which holds the investment interest in Moblize. COE Offshore, in turn, holds a 65.6% equity interest in Contango Offshore Exploration LLC (“COE”) and REX Offshore, in turn, holds a 32.3% equity interest in Republic Exploration LLC (“REX”). Other members, including Juneau Exploration, L.P. (“JEX”) hold the remaining equity interest in COE and REX. The corporate structure of Contango Energy Company as of July 25, 2008 is set forth below:

Corporate Structure
     The following chart sets forth our corporate structure and ownership of the interests contributed by the Parent following the Reorganization.
Our Business
     We are a Houston-based, independent natural gas and oil company, whose primary business is to explore, develop, produce and acquire natural gas and oil properties.
     Our exploration strategy is predicated upon two core beliefs: (1) that the only competitive advantage in the commodity-based natural gas and oil business is to be among the lowest cost producers and (2) that virtually all the exploration and production industry’s value creation occurs through the drilling of successful exploratory wells. As a result, our business strategy includes the following elements:
     Funding exploration prospects generated by JEX, our alliance partner. We depend upon our alliance partner, JEX, for prospect generation expertise. JEX is experienced and has a successful track record in exploration.

     Using our limited capital availability to increase our reward/risk potential on selective prospects. Our risk investment capital is concentrated in REX and COE’s offshore Gulf of Mexico prospects. Exploration prospects are inherently risky as they require large amounts of capital with no guarantee of success. COI, a wholly-owned subsidiary of the Company, drills and operates our offshore prospects. Should we be successful in any of our offshore prospects, we will have the opportunity to spend significantly more capital to complete development and bring the discovery to producing status.
     Operating in the Gulf of Mexico. COI was formed for the purpose of drilling and operating exploration wells in the Gulf of Mexico. While COI has drilled turnkey wells, adverse weather conditions as well as difficulties encountered while drilling offshore wells could cause our contracts to come off turnkey and thus lead to significantly higher drilling costs.
     Sale of Proved Properties. From time-to-time as part of our business strategy, we expect to sell some or a substantial portion of our reserves and assets to capture current value, using the sales proceeds to further our exploration activities. We view periodic reserve sales as an opportunity to capture value and increase our liquidity, reduce reserve and price risk, and as a source of funds for additional natural gas and oil exploration opportunities.
     Controlling General and Administrative and Geological and Geophysical Costs. Our goal is to be among the most efficient in the industry in revenue and profit per employee and among the lowest in general and administrative costs. We have six employees.
     Structuring Transactions to Share Risk. JEX, our alliance partner, shares in the upfront costs and the risk of our exploration prospects.
     Structuring Incentives to Drive Behavior. We believe that equity ownership aligns the interests of our partners, employees, and stockholders. After the Distribution, our directors and executive officers will beneficially own or have voting control over approximately 23.6% of our common stock.
Exploration Alliance with JEX
     JEX is a private company formed for the purpose of assembling natural gas and oil prospects. JEX generates natural gas and oil prospects and evaluates exploration prospects generated by others. JEX focuses on the Gulf of Mexico and generates offshore exploration prospects for REX and COE where JEX holds a 25.0% equity ownership in each company. In addition, REX and COE have assigned to employees of JEX overriding royalty interests in the prospects. We have not entered into a written agreement with JEX which contractually obligates them to provide us with their services in the future.
Offshore Gulf of Mexico Exploration Joint Ventures
     We, directly and through REX and COE, conduct exploration activities in the Gulf of Mexico. As of July 25, 2008, pursuant to the Reorganization, the Company, through its wholly-owned subsidiary, COI, and its partially-owned subsidiaries, REX and COE, had an interest in 61 offshore leases. See Item 3 - “Properties” for a list of our offshore leases.
     REX and COE were formed for the purpose of generating exploration opportunities in the Gulf of Mexico. REX and COE focus on identifying prospects, acquiring leases at federal and state lease sales or through farm-ins from third-party oil and natural gas exploration companies, and then selling the prospects to third-parties, including the Company, subject to timed drilling obligations plus retained reversionary interests in favor of REX and COE.

     COE
     Grand Isle 72, a COE prospect operated by COI, began producing in March 2007 and as of July 25, 2008 was producing at an 8/8ths rate of approximately 0.2 million cubic feet equivalent per day (“Mmcfe/d”). As of March 31, 2008, COE had invested approximately $5.5 million to drill and complete Grand Isle 72, including pipeline and production facility costs. COE has a 50.0% working interest (sometimes referred to herein as “WI”) and a 40.0% net revenue interest (sometimes referred to herein as “NRI”) in this well. As of July 25, 2008, COE had borrowed $4.3 million from the Parent under a promissory note (the “Note”) to fund a portion of its share of development costs at Grand Isle 72. The Note bears interest at a per annum rate of 10% and is payable upon demand. The Parent has assigned the Note to the Company.
     Grand Isle 70, another COE prospect operated by COI, was spud in July 2006 and has been temporarily abandoned while alternative development scenarios are being evaluated. COE has a 45.1% WI before completion of the well, and a 52.6% WI after completion of the well, while COI has a 3.6% WI before and after completion of the well. As of March 31, 2008, COE and COI had invested approximately $3.6 million to drill Grand Isle 70.
     Ship Shoal 358, a COE prospect, is operated by a third party. The Company depends on third-party operators for the operation and maintenance of non-operated production platforms. As of June 30, 2008, Ship Shoal 358, in which COE has a 10.0% WI and 7.7% NRI, was producing at an 8/8ths rate of approximately 2.8Mmcfe/d.
     REX
     West Delta 36 and Eugene Island 113-B, two REX prospects, are operated by a third party. The Company depends on third-party operators for the operation and maintenance of these production platforms. As of June 16, 2008, West Delta 36, in which REX has a 25.0% WI and a 20.0% NRI, was producing at a rate of approximately 10.3Mmcfe/d. As of July 28, 2008, Eugene Island 113-B, in which REX has a 3.3% NRI, was producing at an 8/8ths rate of approximately 0.3Mmcfe/d.
     REX and COI are currently drilling a well on State of Louisiana leases at a depth below the Mary Rose discoveries of approximately 15,750 feet (“Eloise #1”). The Company, through REX and COI participation, subject to elections for certain carried interests, has an approximate 54.17% WI in this well and is responsible for approximately $12.5 million of drilling costs. COI has agreed to provide REX with a carried interest in this well through the tanks. At casing point, REX shall have an option to “back-in” for an additional working interest from COI.
COI
     COI was formed for the purpose of drilling exploration and development wells in the Gulf of Mexico. COI operates and acquires significant working interests in offshore exploration and development opportunities in the Gulf of Mexico, usually under a farm-out agreement, or similar agreement, with either REX or COE. COI expects to take working interests in these prospects under the same arms-length terms offered to industry third-party participants. In exchange for acting as operator, COI will receive a 10% ground floor working interest in all future wells. COI will pay the remaining 90% working interest and carry the owner of the lease (either REX or COE) for a 10% working interest through the tanks until initial production is achieved. Following casing point, the lease owner (either REX or COE) shall have an option to acquire a 25% working interest from COI. COI may also operate and acquire significant working interests in offshore exploration and development opportunities under farm-in agreements with third parties.

Moblize
     As of July 25, 2008, CVCC, a wholly-owned subsidiary of the Company, owned 443,648 shares of Moblize convertible preferred stock, valued at $0.3 million, which represents an approximate 19.5% ownership interest. Moblize develops real time diagnostics and field optimization solutions for the oil and gas and other industries using open-standards based technologies.
Marketing and Pricing
     The Company derives its revenue principally from the sale of natural gas and oil. As a result, the Company’s revenues are expected to be determined, to a large degree, by prevailing natural gas and oil prices. The Company expects to sell its natural gas and oil on the open market at prevailing market prices. Market prices are dictated by supply and demand, and the Company cannot predict or control the price it receives for its natural gas and oil. The Company has a policy not to hedge its natural gas and oil production.
Competition
     We compete with numerous other companies in all facets of our business. Our competitors in the exploration, development, acquisition and production business include major integrated oil and gas companies as well as numerous independents, including many that have significantly greater financial resources and in-house technical expertise.
Government Regulation
     Federal Income Tax. Federal income tax laws are expected to significantly affect the Company’s operations. The principal provisions affecting the Company are those that permit the Company, subject to certain limitations, to deduct as incurred, rather than to capitalize and amortize, its domestic “intangible drilling and development costs” and to claim depletion on a portion of its domestic natural gas and oil properties based on 15% of its natural gas and oil gross income from such properties (up to an aggregate of 1,000 barrels per day of domestic crude oil and/or equivalent units of domestic natural gas).
     Other Laws and Regulations. Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of waste of natural gas and oil including maintenance of certain gas/oil ratios, rates of production and other matters. The effect of these laws and regulations, as well as other regulations that could be promulgated by the jurisdictions in which we have production, could be to limit the number of wells that could be drilled on our properties and to limit the allowable production from the successful wells completed on our properties, thereby limiting our revenues.
     The Federal Energy Regulatory Commission (the “FERC”) has embarked on wide-ranging regulatory initiatives relating to natural gas transportation rates and services, including the availability of market-based and other alternative rate mechanisms to pipelines for transmission and storage services. In addition, the FERC has announced and implemented a policy allowing pipelines and transportation customers to negotiate rates above the otherwise applicable maximum lawful cost-based rates on the condition that the pipelines alternatively offer so-called recourse rates equal to the maximum lawful cost-based rates. With respect to gathering services, the FERC has issued orders declaring that certain facilities owned by interstate pipelines primarily perform a gathering function, and may be transferred to affiliated and non-affiliated entities that are not subject to the FERC’s rate jurisdiction. We cannot predict the ultimate outcome of these developments, or the effect of these developments on transportation rates. Inasmuch as the rates for these pipeline services can affect the natural gas prices received by us for the sale of its production, the FERC’s actions may have an impact on us. However, the impact should not be substantially different on us than it will be on other similarly situated natural gas producers and sellers.
     The Mineral Management Service (“MMS”) has implemented a rule on royalty relief for shallow water, deep shelf gas production from certain Gulf of Mexico leases. “Deep shelf gas” refers to natural gas produced from depths greater than 15,000 feet in waters of 200 meters or less. Royalty relief is available on the first 15 billion cubic feet (“Bcf”) of natural gas production if produced from an interval between 15,000 to less than 18,000 feet. Royalty relief is available on the first 25 Bcf of natural gas production if produced from an interval between 18,000 to less than 20,000 feet. Royalty relief is available on the first 35 Bcf of natural gas production if produced from well depths at or greater than 20,000 feet. This royalty relief is expected to have a positive impact on the economics of deep shelf gas wells drilled on the shelf of the Gulf of Mexico.
Environmental Regulation
     Domestic natural gas and oil operations are subject to extensive federal regulation and, with respect to federal leases, to interruption or termination by governmental authorities on account of environmental and other considerations such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) also known as the “Super Fund Law.” The trend towards stricter standards in environmental legislation and regulation could increase costs to the Company and others in the industry. Natural gas and oil lessees are subject to liability for the costs of clean-up of pollution resulting from a lessee’s operations, and may also be subject to liability for pollution damages. The Company maintains insurance against costs of clean-up operations, but is not fully insured against all such risks.
     The Oil Pollution Act of 1990 (the “OPA”) and regulations thereunder impose a variety of regulations on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills in U.S. waters. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of federal safety, construction or operating regulations. Few defenses exist to the liability imposed by the OPA. In addition, to the extent the Company’s offshore lease operations affect state waters, the Company may be subject to additional state and local clean-up requirements or incur liability under state and local laws. The OPA also imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. The Company believes that it currently has established adequate proof of financial responsibility for its offshore facilities. However, the Company cannot predict whether these financial responsibility requirements under the OPA amendments will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely affect the Company. The impact, however, should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico.
     The Resource Conservation and Recovery Act, as amended (the “RCRA”), generally does not regulate wastes generated by the exploration and production of natural gas and oil. The RCRA specifically excludes from the definition of hazardous waste “drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal energy.” However, legislation has been proposed in Congress from time to time that would reclassify certain natural gas and oil exploration and production wastes as “hazardous wastes,” which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the Company’s operating costs, as well as the natural gas and oil industry in general. Moreover, ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as hazardous waste.
     The MMS administers the natural gas and oil leases held by the Company on federal onshore lands and offshore tracts in the Outer Continental Shelf. The MMS holds a royalty interest in these federal leases on behalf of the federal government. While the royalty interest percentage is fixed at the time that the lease is entered into, from time to time the MMS changes or reinterprets the applicable regulations governing its royalty interests, and such action can indirectly affect the actual royalty obligation that the Company is required to pay. However, the Company believes that the regulations generally do not impact the Company to any greater extent than other similarly situated producers. At the end of lease operations, oil and gas lessees must plug and abandon wells, remove platforms and other facilities, and clear the lease site sea floor. The MMS requires companies operating on the Outer Continental Shelf to obtain surety bonds to ensure performance of these obligations.
Employees
     As of July 25, 2008, the Company had six employees. The Company uses the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental and tax services. In addition, the Company utilizes the services of independent contractors to perform field and on-site drilling and production operation services and independent third-party engineering firms to calculate its reserves.
Available Information
     You may read and copy all or any portion of this registration statement and the exhibits and schedules that were filed with this registration statement without charge at the office of the Securities and Exchange Commission (the “SEC”) in Public Reference Room, 100 F Street NE, Washington, DC, 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at the above address. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. This registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.
     Upon effectiveness of this registration statement, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and web site of the SEC.
     We intend to furnish our stockholders with annual reports on Form 10-K containing audited consolidated financial statements and make available quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim consolidated financial information.
Item 1A. RISK FACTORS
     In addition to other information set forth elsewhere in this Registration Statement, you should carefully consider the following factors when evaluating the Company. An investment in the Company is subject to risks inherent in our business. The trading price of the shares of the Company is affected by the performance of our business relative to, among other things, competition, market conditions and general economic industry conditions. The value of an investment in the Company may decrease, resulting in loss. The risk factors below are not all inclusive.
Kenneth R. Peak, a member of the Parent’s management team, is not a part of our management team and his absence from our management team may adversely affect our ability to effectively manage our overall operations or successfully execute our business strategies.
     Kenneth R. Peak, the Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary of the Parent, does not have an executive position with the Company. Mr. Peak will serve as non-executive Chairman of the Company and will not be involved in our day to day operations. The loss of services of Mr. Peak on our management team may adversely affect our ability to effectively manage our overall operations or successfully execute our business strategies.
We have no ability to control the prices that we receive for natural gas and oil. Natural gas and oil prices fluctuate widely, and low prices would have a material adverse effect on our revenues, profitability and growth.
     Our revenues, profitability and future growth will depend significantly on natural gas and crude oil prices. Prices received will also affect the amount of future cash flow available for capital expenditures and repayment of indebtedness and will affect our ability to raise additional capital. We do not expect to hedge our production to protect against price decreases. Lower prices may also affect the amount of natural gas and oil that we can economically produce. Factors that can cause price fluctuations include:
•	The domestic and foreign supply of natural gas and oil;

•	Overall economic conditions;

•	The level of consumer product demand;

•	Adverse weather conditions and natural disasters;

•	The price and availability of competitive fuels such as heating oil and coal;

•	Political conditions in the Middle East and other natural gas and oil producing regions;

•	The level of NGL imports;

•	Domestic and foreign governmental regulations;

•	Potential price controls and special taxes; and

•	Access to pipelines and gas producing plants.
We are highly dependent on the technical services provided by JEX and could be seriously harmed if JEX terminated its services with us or became otherwise unavailable.
     Because we have only six employees, none of whom are geoscientists or petroleum engineers, we depend upon JEX for the success of our natural gas and oil exploration projects and expect to remain so for the foreseeable future. We do not have a written agreement with JEX which contractually obligates them to provide us with their services in the future. Highly qualified explorationists and engineers are difficult to attract and retain. As a result, the loss of the services of JEX could have a material adverse effect on us and could prevent us from pursuing our business plan. Additionally, the loss by JEX of certain explorationists could have a material adverse effect on our operations as well.
Our ability to successfully execute our business plan is dependent on our ability to obtain adequate financing.
     Our business plan, which includes participation in 3-D seismic shoots, lease acquisitions, the drilling of exploration prospects and producing property acquisitions, requires substantial capital expenditures. We expect to use the cash contribution from the Parent to fund our initial business operations after the Distribution. However, such contribution may not be sufficient to fund our planned growth and we may be required to seek financing. It is difficult to quantify the amount of financing we may need to implement our planned growth. The amount of funding we may need in the future depends on various factors such as:
•	Our financial condition;

•	The prevailing market price of natural gas and oil;

•	The type of projects in which we are engaging; and

•	Lead time required to bring discoveries to production.
     Our ability to raise capital depends on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Accordingly, financing may not be available to us on acceptable terms, if at all. In the event additional capital resources are unavailable, we may be required to curtail our exploration and development activities or be forced to sell some of our assets in an untimely fashion or on less than favorable terms.
We assume additional risk as operator in drilling high pressure wells in the Gulf of Mexico.
     COI is a wholly-owned subsidiary of the Parent, formed for the purpose of drilling and operating exploration wells in the Gulf of Mexico. COI is currently the operator for certain of REX and COE’s prospects in their GOM Leases.
     Drilling activities are subject to numerous risks, including the significant risk that no commercially productive hydrocarbon reserves will be encountered. The cost of drilling, completing and operating wells and of installing production facilities and pipelines is uncertain. The Company’s drilling operations may be curtailed, delayed, canceled or negatively impacted as a result of numerous factors, including inexperience as an operator, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery or availability of material, equipment and fabrication yards. In periods of increased drilling activity resulting from high commodity prices, demand exceeds availability for drilling rigs, drilling vessels, supply boats and personnel experienced in the oil and gas industry in general, and the offshore oil and gas industry in particular. This may lead to difficulty and delays in consistently obtaining certain services and equipment from vendors, obtaining drilling rigs and other equipment at favorable rates and scheduling equipment fabrication at factories and fabrication yards. This, in turn, may lead to projects being delayed or experiencing increased costs. The cost of drilling, completing, and operating wells is often uncertain, and new wells may not be productive or we may not recover all or any of our investment. The risk of significant cost overruns, curtailments, delays, inability to reach our target reservoir and other factors detrimental to drilling and completion operations may be higher due to our limited experience as an operator.
     Additionally, COI uses turnkey contracts that cost more, and under certain conditions, the turnkey contract can be terminated by the turnkey drilling contractor, leading to higher risks and costs for the Company.
We rely on third-party operators to operate and maintain some of our production pipelines and processing facilities and as a result we have limited control over the operations of such facilities and the interests of an operator may even differ from our interests.
     We may depend upon the services of third-party operators to operate production platforms, pipelines, gas processing facilities and the infrastructure required to produce and market our natural gas, condensate and oil. We have limited influence over the conduct of operations by third-party operators.

As a result, we have little control over how frequently and how long our production is shut-in when production problems, weather and other production shut-ins occur. Poor performance on the part of, or errors or accidents attributable to, the operator of a project in which we participate may have an adverse effect on our results of operations and financial condition. Also, the interest of an operator may differ from our interests.
Repeated production shut-ins can possibly damage our well bores.
     Once commencing production, our well bores can be shut-in for several reasons, including weather, mechanical problems, maintenance or upgrades. In addition to negatively impacting our near term revenues and cash flow, repeated production shut-ins may damage our well bores if repeated excessively or not executed properly. The loss of a well bore due to damage may require us to drill additional wells to recover our reserves.
Concentrating our capital investment in the Gulf of Mexico increases our exposure to risk.
     We expect to focus our capital investments in offshore Gulf of Mexico prospects. However, our exploration prospects in the Gulf of Mexico may not lead to significant revenues. Furthermore, we may not be able to drill productive wells at profitable finding and development costs.
Our drilling plans in the Gulf of Mexico may change or may not be pursued at all and this may have a material adverse effect on our growth and business objectives, results of operations and cash flows.
     Our drilling plans with respect to the GOM Leases are flexible and are dependent upon a number of factors, including the natural gas and oil commodity price environment. The determination as to whether we continue to drill wells in the Gulf of Mexico may depend on any one or more of the following factors:
•	Changes in natural gas and oil prices;

•	Changes in the estimates of costs to drill or complete wells;

•	Our ability to reduce our exposure to costs and drilling risks;

•	The costs and availability of drilling equipment;

•	Receipt of additional seismic or other geologic data or reprocessing of existing data;

•	The loss of JEX as an alliance partner;

•	The extent to which we are able to effectively operate the drillings rigs we utilize; and

•	Availability and cost of capital.
     We continue to gather data about our prospects in the Gulf of Mexico, and it is possible that additional information may cause us to alter our drilling schedule or determine that prospects in the GOM Leases should not be pursued at all. This may have a material adverse effect on our growth and business objectives, results of operations and cash flows.
A substantial or extended decline in natural gas and oil prices would adversely affect our net sales and cash flow and would have a material adverse affect on the business, the results of operations and the financial condition of the Company.
     Natural gas and oil prices have recently been at or near their highest historical levels. A substantial or extended decline in natural gas and oil prices would have a material adverse effect on our financial position, our results of operations, our access to capital and the quantities of natural gas and oil that may be economically produced by us. A significant decrease in price levels for an extended period would negatively affect us in several ways including:

•	Our cash flow would be reduced;

•	Certain reserves would no longer be economic to produce; and

•	Access to other sources of capital, such as equity or long-term debt markets, could be severely limited or unavailable.
Natural gas and oil reserves are depleting assets and the failure to replace our reserves would adversely affect the Company’s production and cash flows.
     Our future natural gas and oil production depends on our success in finding or acquiring new reserves. If we fail to replace reserves, our level of production and cash flows would be adversely impacted. Production from natural gas and oil properties decline as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves. Our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future production and revenues will be adversely affected.
Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present values of the Company’s reserves.
     The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reserves.
     In order to prepare these estimates, our independent third-party petroleum engineers must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of natural gas and oil reserves are inherently imprecise.
     Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and pre-tax net present value of reserves. In addition, estimates of our proved reserves may be adjusted to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control and may prove to be incorrect over time. As a result, our estimates may require substantial upward or downward revisions if subsequent drilling, testing and production reveal different reserves. Most of our reserves represent participating interests in production sharing contracts or joint operating agreements. Accordingly, we have limited influence or control over the conduct of operations by third-party operators and are necessarily reliant on third-parties to provide much of the data underlying our calculation of reserve estimates. Furthermore, some of the producing wells included in our reserve information have produced for a relatively short period of time. Because some of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a more lengthy production history. Any downward adjustment could indicate lower future production and thus adversely affect our financial condition, future prospects and market value.

We rely on the accuracy of the estimates in the reservoir engineering reports provided to the Company by outside engineers.
     We have no in house reservoir engineering capability, and therefore rely on the accuracy of the periodic reservoir reports provided to us by our independent third-party reservoir engineers. If those reports prove to be inaccurate, our financial reports could have material misstatements. Further, we use the reports of our independent reservoir engineers in our financial planning. If the reports of the outside reservoir engineers prove to be inaccurate, we may make misjudgments in our financial planning.
Exploration is a high risk activity, and our participation in drilling activities may not be successful.
     Our future success largely depends on the success of our exploration drilling program. Participation in exploration drilling activities involves numerous risks, including the significant risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:
•	Unexpected drilling conditions;

•	Blowouts, fires or explosions with resultant injury, death or environmental damage;

•	Pressure or irregularities in formations;

•	Equipment failures or accidents;

•	Tropical storms, hurricanes and other adverse weather conditions;

•	Compliance with governmental requirements and laws, present and future;

•	Shortages or delays in the availability of drilling rigs and the delivery of equipment;

•	Our turnkey drilling contracts reverting to a day rate contract which would significantly increase the cost and risk to the Company; and

•	Problems at third-party operated platforms, pipelines and gas processing facilities over which we have no control.
     Even when properly used and interpreted, 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. Poor results from our drilling activities would materially and adversely affect our future cash flows and results of operations.
     In addition, as a “successful efforts” company, we choose to account for unsuccessful exploration efforts (the drilling of “dry holes”) and seismic costs as a current expense of operations, which immediately impacts our earnings. Significant expensed exploration charges in any period would materially adversely affect our earnings for that period and cause our earnings to be volatile from period to period.
The natural gas and oil business involves many operating risks that can cause substantial losses.
     The natural gas and oil business involves a variety of operating risks, including:
•	Blowouts, fires and explosions;

•	Surface cratering;

•	Uncontrollable flows of underground natural gas, oil or formation water;

•	Natural disasters;

•	Pipe and cement failures;

•	Casing collapses;

•	Stuck drilling and service tools;

•	Abnormal pressure formations;

•	Environmental hazards such as natural gas leaks, oil spills, pipeline ruptures or discharges of toxic gases;

•	Capacity constraints, equipment malfunctions and other problems at third-party operated platforms, pipelines and gas processing plants over which we have no control; and

•	Repeated shut-ins of our well bores could significantly damage our well bores.
     If any of the above events occur, we could incur substantial losses as a result of:
•	Injury or loss of life;

•	Reservoir damage;

•	Severe damage to and destruction of property or equipment;

•	Pollution and other environmental damage;

•	Clean-up responsibilities;

•	Regulatory investigations and penalties; and

•	Suspension of our operations or repairs necessary to resume operations.
     Offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as capsizing and collisions. In addition, offshore operations, and in some instances, operations along the Gulf Coast, are subject to damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.
     If we were to experience any of the above problems, it could affect well bores, platforms, gathering systems and processing facilities, any one of which could adversely affect our ability to conduct operations. In accordance with customary industry practices, we maintain insurance against some, but not all, of these risks. Losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We may not be able to maintain adequate insurance in the future at rates we consider reasonable, and particular types of coverage may not be available. An event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.
Not hedging our production may result in losses.
     Our policy is to not hedge our production to protect against price declines in natural gas and oil. By not hedging our production, we may be more adversely affected by declines in natural gas and oil prices than our competitors who engage in hedging arrangements.
Our ability to market our natural gas and oil may be impaired by capacity constraints and equipment malfunctions on the platforms, gathering systems, pipelines and gas plants that transport and process our natural gas and oil.
     All of our natural gas and oil is transported through gathering systems, pipelines and processing plants, which we do not own. Transportation capacity on gathering system pipelines and platforms is occasionally limited and at times unavailable due to repairs or improvements being made to these facilities or due to capacity being utilized by other natural gas or oil shippers that may have priority transportation agreements. If the gathering systems, processing plants, platforms or our transportation capacity is materially restricted or is unavailable in the future, our ability to market our natural gas or oil could be impaired and cash flow from the affected properties could be reduced, which could have a material adverse effect on our financial condition and results of operations.
We may not have title to our leased interests and if any lease is later rendered invalid, we may not be able to proceed with our exploration and development of the lease site.
     Our practice in acquiring exploration leases or undivided interests in natural gas and oil leases is to not incur the expense of retaining title lawyers to examine the title to the mineral interest prior to executing the lease. Instead, we rely upon the judgment of JEX and others to perform the field work in examining records in the appropriate governmental, county or parish clerk’s office before leasing a specific mineral interest. This practice is widely followed in the industry. Prior to the drilling of an exploration well, the operator of the well will typically obtain a preliminary title review of the drillsite lease and/or spacing unit within which the proposed well is to be drilled to identify any obvious deficiencies in title to the well and, if there are deficiencies, to identify measures necessary to cure those defects to the extent reasonably possible. However, such deficiencies may not have been cured by the operator of such wells. It does happen, from time to time, that the examination made by title lawyers reveals that the lease or leases are invalid, having been purchased in error from a person who is not the rightful owner of the mineral interest desired. In these circumstances, we may not be able to proceed with our exploration and development of the lease site or may incur costs to remedy a defect. It may also happen, from time to time, that the operator may elect to proceed with a well despite defects to the title identified in the preliminary title opinion.
Competition in the natural gas and oil industry is intense, and the Company is smaller and has a more limited operating history than most of its competitors.
     We compete with a broad range of natural gas and oil companies in our exploration activities. We also compete for the equipment and labor required to operate and to develop these properties. Most of our competitors have substantially greater financial resources than we do. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties. Further, they may be able to evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil in the future depends on our ability to evaluate suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating for a much longer time than we have and have substantially larger staffs. We may not be able to compete effectively with these companies or in such a highly competitive environment.
We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
     Our operations are subject to numerous laws and regulations governing the operation and maintenance of our facilities and the discharge of materials into the environment. Failure to comply with such rules and regulations could result in substantial penalties and have an adverse effect on us. These laws and regulations may:
•	Require that we obtain permits before commencing drilling;

•	Restrict the substances that can be released into the environment in connection with drilling and production activities;

•	Limit or prohibit drilling activities on protected areas, such as wetlands or wilderness areas; and

•	Require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.
     Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain only limited insurance coverage for sudden and accidental environmental damages. Accordingly, we may be subject to liability, or we may be required to cease production from properties in the event of environmental damages. These laws and regulations have been changed frequently in the past. In general, these changes have imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated factual developments could cause us to make environmental expenditures that are significantly different from those we currently expect. Existing laws and regulations could be changed and any such changes could have an adverse effect on our business and results of operations.
We cannot control the activities on properties we do not operate.
     Other companies may from time to time drill, complete and operate properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors that are outside of our control, including:
•	Timing and amount of capital expenditures;

•	The operator’s expertise and financial resources;

•	Approval of other participants in drilling wells; and

•	Selection of technology.
We are highly dependent on our management team, JEX, exploration partners and third-party consultants and any failure to retain the services of such parties could adversely affect our ability to effectively manage our overall operations or successfully execute current or future business strategies.
     The successful implementation of our business strategy and handling of other issues integral to the fulfillment of our business strategy is highly dependent on our management team, as well as certain key geoscientists, geologists, engineers and other professionals engaged by us. We are highly dependent on the services provided by JEX and we do not have any written agreements contractually obligating them to provide us with their services in the future. The loss of key members of our management team, JEX or other highly qualified technical professionals could adversely affect our ability to effectively manage our overall operations or successfully execute current or future business strategies which may have a material adverse effect on our business, financial condition and operating results. In addition, our management team devotes a significant portion of their time managing the business affairs of the Parent and Contango Resources Company, and as a result, they currently devote substantially less than 100% of their time to the business affairs of the Company and its subsidiaries.
Anti-takeover provisions of our certificate of incorporation, bylaws and Delaware law could adversely affect potential acquisition by third-parties.
     Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain provisions that may discourage unsolicited takeover proposals. These provisions could have the effect of inhibiting fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts, preventing changes in our management or limiting the price that investors may be willing to pay for shares of common stock. Among other things, these provisions:
•	Limit the personal liability of directors;

•	Limit the persons who may call special meetings of stockholders;

•	Prohibit stockholder action by written consent;

•	Establish advance notice requirements for nominations for election of the board of directors and for proposing matters to be acted on by stockholders at stockholder meetings;

•	Require us to indemnify directors and officers to the fullest extent permitted by applicable law; and

•	Impose restrictions on business combinations with some interested parties.
We anticipate our common stock will be thinly traded following the Distribution.
     Following the Distribution, we anticipate that approximately 8.8 million shares of our common stock will be outstanding and held by approximately 150 holders of record, with directors and officers owning or have voting control over approximately 2.1 million shares. Since we anticipate our common stock will be thinly traded after the Distribution, the purchase or sale of relatively small common stock positions may result in disproportionately large increases or decreases in the price of our common stock.
We do not expect to have a loan facility with any financial institutions and as a result may not have sufficient capital to operate our business.
     We currently do not expect to enter into a loan facility with any financial institutions. The Company will have a limited amount of cash to fund its operations. Prior to the Distribution, the Company anticipates that the Parent will contribute cash to the Company for the purpose of funding the Company’s business activities. The Parent estimates a range between $40.0 million to $100.0 million will be contributed to the Company. If the Company drills a significant number of uneconomic or dry holes, it may deplete its cash resources and cease operations.

Item 2. FINANCIAL INFORMATION.
     This “Financial Information” section should be read in conjunction with Item 13 - “Financial Statements and Supplementary Data.”
Selected Historical Financial Data
     The Company is a new company that holds natural gas and oil leases through its wholly and partially-owned subsidiaries. Because we have only recently begun operations, our historical financial information and operating data may not provide an accurate indication of our present financial condition or what the future results of operations are likely to be. The data should be read in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this Registration Statement.

	Year Ended June 30,			Nine Months Ended
	2007	2006	2005	March 31, 2008
				(Unaudited)
Financial Data:
Revenues:
Natural gas and oil sales	$1,186,678	$539,059	$952,433	$1,970,563

Total revenues	$1,186,678	$539,059	$952,433	$1,970,563

Direct operating expenses (credit)	$134,240	$(7,100)	$38,908	$660,880
Total unevaluated properties	$7,162,821	$7,531,676	$4,158,237	$8,322,463

Proved Reserve Data:
Total proved reserves (Mmcfe)	3,792	693	174	N/A
     As of July 25, 2008, we believe that the properties acquired from the Parent are substantially depleted. The total proved reserves shown above are from four wells: Grand Isle 72, Ship Shoal 358, Eugene Island 113B and West Delta 36. Ship Shoal 358, Eugene Island 113B and West Delta 36 recently had compression installed and only produce intermittently. Grand Isle 72 and Ship Shoal 358 account for approximately 80% of our revenues listed above. Currently, Grand Isle 72 and Ship Shoal 358 are only producing approximately 3.0 Mmcfe/d (0.2 Mmcfe/d net to the Company).
     We do not have proved reserve data as of March 31, 2008, for some of the properties we acquired from the Parent. We have not asked reserve engineers to provide us with the reserve report for such properties as of March 31, 2008, because we believe that such properties are substantially depleted.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this Registration Statement.
     Overview
     The Company is a Houston-based, independent natural gas and oil company which holds certain oil and natural gas leaseholds in the Gulf of Mexico. The Company has no operating history and its prospects are subject to the risk and uncertainties frequently encountered by companies in the early stages of development.

     As of June 27, 2008, the Company, through its wholly and partially-owned subsidiaries, acquired certain oil and gas leases located in the Gulf of Mexico from the Parent. COI acts as operator on the GOM Leases.
     Liquidity and Capital Resources
     Liquidity. We expect our initial source of funding to be the $40.0 million to $100.0 million in cash to be contributed by the Parent. In the future, we hope to gain access to capital from other funding sources, including equity offerings which could cause substantial dilution of our common stock, borrowings from financial institutions and offerings of debt securities. Any such debt financing would, however, increase our leverage and add to our need for cash to service such debt. Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time such additional capital is sought. Accordingly, capital may not be available to us from any source or, if available, it may not be on terms acceptable to us.
     Capital Budget. For the fiscal year ended June 30, 2009, our capital expenditure budget calls for us to invest approximately $12.5 million to drill Eloise #1, a wildcat exploration well on State of Louisiana acreage near Eugene Island 10. Should Eloise #1 be successful, the Company expects to invest an additional $3.8 million to complete the well. We have also identified other potential prospects which we may drill by the end of the year. No capital amounts have been budgeted for these potential wildcat wells.
     The Company views periodic reserve sales as an opportunity to capture value and increase our liquidity, reduce reserve and price risk, in addition to being a source of funds for additional natural gas and oil exploration investments. We believe these periodic natural gas and oil property sales are an efficient strategy to meet our cash and liquidity needs by providing us with immediate cash, which would otherwise take years to realize through the production lives of the fields sold. We expect to rely heavily on the sales of assets to generate cash to fund our exploration investments and operations.
     These sales bring forward future revenues and cash flows, but our longer term liquidity could be impaired to the extent our exploration efforts are not successful in generating new discoveries, production, revenues and cash flows. Additionally, our longer term liquidity could be impaired due to the decrease in our inventory of producing properties that could be sold in future periods. Further, as a result of these property sales, the Company’s ability to collateralize bank borrowings will be reduced which could increase our dependence on more expensive mezzanine debt and potential equity sales. The availability of such funds will depend upon prevailing market conditions and other factors over which we have no control, as well as our financial condition and results of operations.
     The Company may need to raise additional debt and/or equity capital to supplement our internally generated cash flow to fund our offshore exploration program. However, capital may not be available to us from any source or, if available, it may not be on terms acceptable to us.
     Results of Operations for the Fiscal Years Ended June 30, 2007, 2006 and 2005
     The following is a discussion of the results of our operations for the fiscal year ended June 30, 2007, compared to the fiscal year ended June 30, 2006, and for the fiscal year ended June 30, 2006, compared to the fiscal year ended June 30, 2005.
     Revenues. All of our revenues are from the sale of our natural gas and oil production in the Gulf of Mexico. Our revenues may vary significantly from year to year depending on changes in commodity prices, which fluctuate widely, and production volumes. Our production volumes are subject to wide swings as a result of new discoveries and ongoing geological declines.
     The table below sets forth revenue and production data for the fiscal years ended June 30, 2007, 2006 and 2005.

	Year ended June 30,			Year ended June 30,
	2007	2006	%	2006	2005	%
Revenues:
Natural gas and oil sales	$1,186,678	$539,059	120%	$539,059	$952,433	-43%

Total revenues	$1,186,678	$539,059		$539,059	$952,433

Production:
Natural gas (million cubic feet)	156	53	194%	53	62	-15%
Oil and condensate (thousand barrels)	2	2	0%	2	7	-71%

Total (million cubic feet equivalent)	168	65	158%	65	104	-38%

Natural gas (thousand cubic feet per day)	427	145	194%	145	170	-15%
Oil and condensate (barrels per day)	5	5	0%	5	19	-74%

Total (thousand cubic feet per day equivalent)	457	175	161%	175	284	-38%

Average Sales Price:
Natural gas (per thousand cubic feet)	$6.68	$7.15	-7%	$7.15	$8.40	-15%
Oil and condensate (per barrel)	$59.67	$61.53	-3%	$61.53	$58.93	4%

Direct operating expenses (credit)	$134,240	$(7,100)	1991%	$(7,100)	$38,908	-118%
     Natural Gas and Oil Sales. We reported natural gas and oil sales of approximately $1.2 million for the year ended June 30, 2007, up from approximately $0.5 million reported for the year ended June 30, 2006. This increase is mainly attributable to our Grand Isle 72 discovery, which began producing in March 2007.
     We reported natural gas and oil sales of approximately $0.5 million for the year ended June 30, 2006, down from approximately $1.0 million reported for the year ended June 30, 2005. This decrease mainly reflects normal production declines and a decrease in the average price received for natural gas.
     Natural Gas and Oil Production and Average Sales Prices. Our net natural gas production for the year ended June 30, 2007 was approximately 427 thousand cubic feet per day (“Mcf/d”), up from approximately 145 Mcf/d for the year ended June 30, 2006. Our oil production for the same periods remained relatively unchanged at approximately 5 barrels of oil per day. The increase in natural gas was primarily the result of our Grand Isle 72 discovery which began producing in March 2007. For the year ended June 30, 2007, the price of natural gas was $6.68 per thousand cubic feet (“Mcf”) while the price for oil was $59.67 per barrel, compared to $7.15 per Mcf and $61.53 per barrel for the year ended June 30, 2006.
     Our net natural gas production for the year ended June 30, 2006 was approximately 145 Mcf/d, down from approximately 170 Mcf/d for the year ended June 30, 2005. Net oil production for the period was down from approximately 19 barrels of oil per day to approximately 5 barrels of oil per day. The decrease in natural gas and oil and condensate production is mainly attributable to normal production declines. For the year ended June 30, 2006, prices for natural gas and oil were $7.15 per Mcf and $61.53 per barrel, compared to $8.40 per Mcf and $58.93 per barrel for the year ended June 30, 2005.

     Direct Operating Expenses. Direct operating expenses for the year ended June 30, 2007, 2006 and 2005 were $134,240, a credit of $7,100, and $38,908, respectively. This increase in costs relates to an increase in continuing operations from our offshore activities.
     Results of Operations for the Nine Months Ended March 31, 2008 and 2007
     The following is a discussion of the results of our operations for the nine months ended March 31, 2008, compared to the nine months ended March 31, 2007.
     Revenues. All of our revenues are from the sale of our natural gas and oil production in the Gulf of Mexico. Our revenues may vary significantly from period to period depending on changes in commodity prices, which fluctuate widely, and production volumes. Our production volumes are subject to wide swings as a result of new discoveries and ongoing geological declines.
     The table below sets forth revenue and production data for the nine months ended March 31, 2008 and 2007.

	Nine Months Ended March 31,
	2008	2007	%
Revenues:
Natural gas and oil sales	$1,970,563	$851,332	131%

Total revenues	$1,970,563	$851,332

Production:
Natural gas (thousand cubic feet)	207	74	180%
Oil and condensate (barrels)	7	4	75%
Total (thousand cubic feet equivalent)	249	98	154%

Natural gas (thousand cubic feet per day)	0.75	0.27	178%
Oil and condensate (barrels per day)	0.03	0.01	200%
Total (thousand cubic feet per day equivalent)	0.93	0.33	182%

Average Sales Price:
Natural gas (per thousand cubic feet)	$7.15	$8.00	-11%
Oil and condensate (per barrel)	$73.97	$65.24	13%

Direct operating expenses	$660,880	$59,497	1011%
     Natural Gas and Oil Sales. We reported natural gas and oil sales of approximately $2.0 million for the nine months ended March 31, 2008, up from approximately $0.9 million reported for the nine months ended March 31, 2007. This increase in natural gas production is mainly attributable to our Grand Isle 72 discovery which began producing in March 2007.
     Natural Gas and Oil Production and Average Sales Prices. Our net natural gas production for the nine months ended March 31, 2008 was approximately 207 Mcf/d, up from approximately 74 Mcf/d for the nine months ended March 31, 2007. Our oil production for the same period remained relatively unchanged at less than one barrel of oil per day. The increase in natural gas was primarily the result of our Grand Isle 72 discovery which began producing in March 2007. For the nine months ended March 31, 2008, the price of natural gas was $7.15 per Mcf while the price for oil was $73.97 per barrel, compared to $8.00 per Mcf and $65.24 per barrel for the nine months ended March 31, 2007.

     Direct Operating Expenses. Direct operating expenses for the nine months ended March 31, 2008 and 2007 were $660,880 and $59,497 respectively. This increase in costs relates to an increase in continuing operations from our offshore activities.
     Off-Balance Sheet Arrangements
     None.
     Contractual Obligations
     The following table summarizes the contractual obligations as of June 27, 2008, which we will assume upon the Distribution.

	Payment due by period
		Less than 1			More than
	Total	year	1-3 years	3-5 years	5 years
Long term debt	$—	$—	$—	—	$—
Operating leases	625,182	190,458	371,702	63,022	—

Total	$625,182	$190,458	$371,702	$63,022	$—

     Critical Accounting Policies
     The discussion and analysis of the Company’s financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We have identified below the policies that are of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by management. The Company analyzes its estimates, including those related to its natural gas and oil reserve estimates, on a periodic basis and bases its estimates on historical experience, independent third-party reservoir engineers and various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the Company’s financial statements:
     Successful Efforts Method of Accounting. Our application of the successful efforts method of accounting for our natural gas and oil business activities requires judgments as to whether particular wells are developmental or exploratory, since exploratory costs and the costs related to exploratory wells that are determined to not have proved reserves must be expensed whereas developmental costs are capitalized. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver natural gas and oil in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive natural gas and oil field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and therefore management must estimate the portion of seismic costs to expense as exploratory. The evaluation of natural gas and oil leasehold acquisition costs included in unproved properties requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.
     Reserve Estimates. The Company’s estimates of natural gas and oil reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable natural gas and oil reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effect of regulations by governmental agencies, and assumptions governing future natural gas and oil prices, future operating costs, severance taxes, development costs and workover costs, all of which may in fact vary considerably from actual results. The future drilling costs associated with reserves assigned to proved undeveloped locations may ultimately increase to the extent that these reserves are later determined to be uneconomic. For these reasons, estimates of the economically recoverable quantities of expected natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Company’s natural gas and oil properties and/or the rate of depletion of such natural gas and oil properties. Actual production, revenues and expenditures with respect to the Company’s reserves will likely vary from estimates, and such variances may be material. Holding all other factors constant, a reduction in the Company’s proved reserve estimate at June 30, 2007 of 1% would not have a material effect on depreciation, depletion and amortization.
     Impairment of Natural Gas and Oil Properties. The Company reviews its proved natural gas and oil properties for impairment on an annual basis or whenever events and circumstances indicate a potential decline in the recoverability of their carrying value. The Company compares expected undiscounted future net cash flows on a cost center basis to the unamortized capitalized cost of the asset. If the future undiscounted net cash flows, based on the Company’s estimate of future natural gas and oil prices and operating costs and anticipated production from proved reserves, are lower than the unamortized capitalized cost, then the capitalized cost is reduced to fair market value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, with any such impairment charged to expense in the period. Given the complexities associated with natural gas and oil reserve estimates and the history of price volatility in the natural gas and oil markets, events may arise that will require the Company to record an impairment of its natural gas and oil properties and there can be no assurance that such impairments will not be required in the future nor that they will not be material.
     Stock-Based Compensation. Under SFAS No. 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment” we will measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123(R) requires that management make assumptions including stock price volatility and employee turnover that are utilized to measure compensation expense. The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model.

     Quantitative and Qualitative Disclosures about Market Risks
     Commodity Risk. Our major commodity price risk exposure is to the prices received for our natural gas and oil production. Realized commodity prices received for our production are the spot prices applicable to natural gas and crude oil. Prices received for natural gas and oil are volatile and unpredictable and are beyond our control. As of June 30, 2007, a 10% fluctuation in the prices received for natural gas and oil production would impact our revenues by approximately $0.1 million. It could also lead to impairment of our natural gas and oil properties.
Item 3. PROPERTIES.
     Our natural gas and oil exploration and production operations are concentrated in the Gulf of Mexico. As of June 27, 2008, COI, REX and COE held the following leasehold interests in natural gas and oil located in the Gulf of Mexico.

Area/Block	WI	Lease Date	Expiration Date	Status	Notes
Contango Operators, Inc.:
Grand Isle 63	25.00%	May-04	May-09
Grand Isle 73	25.00%	May-04	May-09
West Delta 43	35.00%	May-04	May-09	Dry Hole
Ship Shoal 14	37.50%	May-06	May-11
Ship Shoal 25	37.50%	May-06	May-11
South Marsh Island 57	37.50%	May-06	May-11
South Marsh Island 59	37.50%	May-06	May-11
South Marsh Island 75	37.50%	May-06	May-11
South Marsh Island 282	37.50%	May-06	May-11
Grand Isle 70	3.65%	Jun-06	Jun-11
West Delta 77	25.00%	Jun-06	Jun-11
Vermilion 194	37.50%	Jul-06	Jul-11

Republic Exploration LLC
Eugene Island 113B	0.00%	May-01	(1)	Producing
West Delta 36	25.00%	May-02	(1)	Producing	(2)
High Island 113	0.00%	Oct-03	Oct-08
South Timbalier 191	50.00%	May-04	May-09
Vermilion 36	100.00%	May-04	May-09
Vermilion 109	100.00%	May-04	May-09
Vermilion 134	100.00%	May-04	May-09
West Cameron 179	100.00%	May-04	May-09
West Cameron 185	100.00%	May-04	May-09
West Cameron 200	100.00%	May-04	May-09
West Delta 18	100.00%	May-04	May-09
West Delta 33	100.00%	May-04	May-09
West Delta 34	100.00%	May-04	May-09
West Delta 43	30.00%	May-04	May-09	Dry Hole
Ship Shoal 220	50.00%	Jun-04	Jun-09
South Timbalier 240	50.00%	Jun-04	Jun-09
West Cameron 133	100.00%	Jun-04	Jun-09
West Cameron 80	100.00%	Jun-04	Jun-09
West Cameron 167	100.00%	Jun-04	Jun-09
Eugene Island 76	0.00%	Jul-04	Jul-09	Depleted
South Marsh Island 247	0.00%	Jul-04	Jul-09	Dry Hole	(2)
Vermilion 130	100.00%	Jul-04	Jul-09
West Cameron 107	100.00%	May-05	May-10
Eugene Island 168	50.00%	Jun-05	Jun-10
Vermilion 73	0.00%	Jul-05	Jul-10	Dry Hole	(2)
High Island A243	75.00%	Jan-06	Jan-11
South Marsh Island 57	50.00%	May-06	May-11
South Marsh Island 59	50.00%	May-06	May-11
South Marsh Island 75	50.00%	May-06	May-11

Area/Block	WI	Lease Date	Expiration Date	Status	Notes
Republic Exploration LLC (continued)
South Marsh Island 282	50.00%	May-06	May-11
Ship Shoal 14	50.00%	May-06	May-11
Ship Shoal 25	50.00%	May-06	May-11
West Delta 77	50.00%	Jun-06	Jun-11
Vermilion 154	0.00%	Jul-06	Jul-11		(2	) (3)
Vermilion 194	50.00%	Jul-06	Jul-11
High Island A196	100.00%	Nov-06	Nov-11
High Island A197	100.00%	Nov-06	Nov-11
High Island A198	100.00%	Nov-06	Nov-11	Dry Hole
High Island 263	100.00%	Jan-08	Jan-13
High Island A38	100.00%	Jan-08	Jan-13
Eugene Island 56	100.00%	Jul-08	Jul-13

Contango Offshore Exploration LLC:
Ship Shoal 358, A-3 well	10.00%	Jun-98	(1)	Producing	(2)
East Breaks 283	100.00%	Dec-03	Dec-11
East Breaks 369	0.00%	Dec-03	Dec-08	Dry Hole	(2)
East Breaks 370	0.00%	Dec-03	Dec-08		(2	) (4)
High Island A16	100.00%	Dec-03	Dec-08
South Timbalier 191	50.00%	May-04	May-09
Grand Isle 63	50.00%	May-04	May-09
Grand Isle 72	50.00%	May-04	(1)	Producing
Grand Isle 73	50.00%	May-04	May-09
Ship Shoal 220	50.00%	Jun-04	Jun-09
South Timbalier 240	50.00%	Jun-04	Jun-09
Viosca Knoll 118	50.00%	Jun-04	Jun-09
Vermilion 154	0.00%	Jul-04	Jul-09		(2	) (3)
Viosca Knoll 475	100.00%	May-05	May-10
Eugene Island 168	50.00%	Jun-05	Jun-10
East Breaks 366	100.00%	Nov-05	Nov-15
East Breaks 410	100.00%	Nov-05	Nov-15
East Breaks 167	75.00%	Dec-05	Dec-10
High Island A311	75.00%	Dec-05	Dec-10
East Breaks 166	75.00%	Jan-06	Jan-11
High Island A342	75.00%	Jan-06	Jan-11
Ship Shoal 263	75.00%	Jan-06	Jan-11
Viosca Knoll 383	100.00%	Jan-06	Jan-11
Grand Isle 70	52.60%	Jun-06	Jun-11
Viosca Knoll 119	50.00%	Jun-06	Jun-11

(1)	Held by Production

(2)	Farmed Out

(3)	Drilling expected by summer 2008

(4)	No drilling date determined yet

Production, Prices and Operating Expenses
     The following table presents information regarding the production volumes, average sales prices received and average production costs associated with our sales of natural gas and oil from the Gulf of Mexico for the periods indicated. Oil and condensate are compared with natural gas in terms of cubic feet of natural gas equivalents. One barrel of oil or condensate is the energy equivalent of six thousand cubic feet of natural gas.

	Year Ended June 30,
	2007	2006	2005
Production:
Natural gas (million cubic feet)	156	53	62
Oil and condensate (thousand barrels)	2	2	7

Total (million cubic feet equivalent)	168	65	104

Natural gas (thousand cubic feet per day)	427	145	170
Oil and condensate (barrels per day)	5	5	19

Total (thousand cubic feet equivalent per day)	457	175	284

Average sales price:
Natural gas (per thousand cubic feet)	$6.68	$7.15	$8.40
Oil and condensate (per barrel)	$59.67	$61.53	$58.93
Total (per thousand cubic feet equivalent)	$6.96	$8.00	$9.15

Selected data per Mcfe:
Direct operating expenses (credit)	$0.80	$(0.11)	$0.37
Drilling Activity
     The following table shows COI’s, REX’s or COE’s drilling activity for the periods indicated. In the table, “gross” wells refer to wells in which COI, REX or COE have a working interest, and “net” wells refer to gross wells multiplied by working interests in such wells.

	Year Ended June 30,
	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:
Productive (offshore)	1	0.3	1	0.3	—	—
Non-productive (offshore)	—	—	2	1.0	1	0.1

Total	1	0.3	3	1.3	1	0.1

Exploration and Development Acreage
     Our principal natural gas and oil properties consist of natural gas and oil leases. The following table indicates our interests in developed and undeveloped acreage as of June 30, 2007:

	Developed		Undeveloped
	Acreage (1)(2)		Acreage (1)(3)
	Gross (4)	Net (5)	Gross (4)	Net (5)
Onshore Texas	—	—	5,800	4,060
Offshore Gulf of Mexico	10,000	1,969	261,368	118,438

Total	10,000	1,969	267,168	122,498

(1)	Excludes any interest in acreage in which we have no working interest before payout or before initial production.

(2)	Developed acreage consists of acres spaced or assignable to productive wells.

(3)	Undeveloped acreage is considered to be those leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

(4)	Gross acres refer to the number of acres in which we own a working interest.

(5)	Net acres represent the number of acres attributable to an owner’s proportionate working interest in a lease (e.g., a 50% WI in a lease covering 320 acres is equivalent to 160 net acres).
     Included in the offshore Gulf of Mexico acres shown in the table above are the beneficial interests the Company has in the offshore acreage owned by its partially-owned subsidiaries. The above table includes (i) our 32.3% interest in REX’s 39,382 net undeveloped acres, and (ii) our 65.6% interest in COE’s 1,969 net developed acres and 61,726 net undeveloped acres. In addition, the Company holds royalty interests in approximately 36,441 gross undeveloped acres (973 net undeveloped acres) and 9,651 gross developed acres (109 net developed acres), offshore in the Gulf of Mexico.
     Of the 261,368 gross acres (118,438 net acres) of undeveloped acreage in the offshore Gulf of Mexico, approximately 144,096 gross acres (62,069 net acres), or approximately 55% (52% of the net acres) of natural gas and oil leases are expected to expire by June 30, 2010.
Productive Wells
     The following table sets forth the number of gross and net productive natural gas and oil wells in which we owned an interest as of June 30, 2007:

	Total Productive
	Wells (1)
	Gross (2)	Net (3)
Natural gas (offshore)	5	0.7
Oil (offshore)	—	—

Total	5	0.7

(1)	Productive wells are producing wells and wells capable of producing commercial quantities. Completed but marginally producing wells are not considered here as a “productive” well.

(2)	A gross well is a well in which we own an interest.

(3)	The number of net wells is the sum of our fractional working interests owned in gross wells.

Natural Gas and Oil Reserves
     The following table presents our estimated net proved natural gas and oil reserves at June 30, 2007, based on a reserve reports generated by William M. Cobb & Associates, Inc. and W. D. Von Gonten & Co.

	Total Proved Reserves as of June 30, 2007
Offshore	Developed	Undeveloped	Total
Natural gas (Mmcf)	2,019	1,707	3,726
Oil and condensate (MBbls)	8	3	11

Total proved reserves (Mmcfe)	2,067	1,725	3,792

     The process of estimating natural gas and oil reserves is complex. It requires various assumptions, including natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Our third-party engineers must project production rates, estimate timing and amount of development expenditures, analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of all of this data can vary. Therefore, estimates of natural gas and oil reserves are inherently imprecise. Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from estimates. Any significant variance could materially affect the estimated quantities and net present value of reserves. In addition, estimates of proved reserves may be adjusted to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control.
     We believe that we hold good title to our properties in accordance with standards generally accepted in the natural gas and oil industry, subject to exceptions stated in the opinions of counsel employed by us in the various areas in which we conduct our activities. We do not believe that these exceptions detract substantially from our use of any property. As is customary in the natural gas and oil industry, we conduct only a perfunctory title examination at the time we acquire a property. Before we begin drilling operations, however, we conduct an extensive title examination and perform curative work on any defects that we deem significant.
     Our properties are subject to royalty, overriding royalty and other outstanding interests customary in the industry, such as free gas to the landowner-lessor for home heating requirements, etc. Our properties are also subject to burdens such as:
•	Liens incident to operating agreements;

•	Taxes;

•	Development obligations under natural gas and oil leases;

•	Farm-out arrangements; and

•	Other encumbrances, easements and restrictions.

Item 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
     The following tables set forth the anticipated beneficial ownership of our common stock immediately following the Distribution by (i) those that we expect to be beneficial owners of more than five percent of our outstanding common stock immediately upon the Distribution, (ii) each of our directors and named executive officers, and (iii) all directors and executive officers as a group, in each case based on (A) information available to us concerning ownership of the Parent common stock as of March 31, 2008 and (B) the distribution ratio of one share of our common stock for two shares of the common stock of the Parent. We may issue additional shares of our common stock to officers and directors upon the Distribution.
Our 5% Stockholders

			Percent of
		Amount of	Outstanding
Title of Class	Name and Address of Beneficial Owner (1)	Ownership (2)	Shares
Common Stock	Kenneth R. Peak (3)	1,674,672	19.2%
Common Stock	Sellers Capital Master Fund, Ltd. (4)	973,693	11.2%
Common Stock	Morgan Stanley Investment Management Inc. (5)	560,666	6.4%
Directors and Executive Officers

			Percent of
		Amount of	Outstanding
Title of Class	Name and Address of Beneficial Owner (1)	Ownership (2)	Shares
	Directors Who Are Not Employees
Common Stock	Kenneth R. Peak	1,674,672	19.2%
Common Stock	B.A. Berilgen	2,079	*
Common Stock	Charles M. Reimer	127,466	1.5%
Common Stock	Steven L. Schoonover	136,240	1.6%

	Executive Officers
Common Stock	Marc Duncan	16,000	*
Common Stock	Lesia Bautina	93,343	1.1%
Common Stock	Sergio Castro	9,083	*

	Directors and Executives Combined
Common Stock	All current directors and executive officers as a group persons	2,058,883	23.6%

*	Less than 1%.

(1)	Unless otherwise noted, the address of the members of the Board and our executive officers is 3700 Buffalo Speedway, Suite 960, Houston, Texas 70098.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC. To the Company’s knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

(3)	Includes 295,000 shares which Mr. Peak maintains voting control that were transferred to a family member.

(4)	Sellers Capital Master Fund, Ltd.’s address is 161 N. Clark Street, Suite 4700, Chicago, IL 60601.

(5)	Morgan Stanley Investment Management Inc.’s address is 522 Fifth Avenue, New York, NY 10036.
Item 5. DIRECTORS AND EXECUTIVE OFFICERS.
     The following table sets forth certain information regarding the directors and executive officers of the Company as of July 25, 2008.

Name	Age	Position(s)
Kenneth R. Peak	62	Non-Executive Chairman of the Board and Director
Marc Duncan	55	President, Chief Executive Officer and Director
Lesia Bautina	36	Senior Vice President, Chief Accounting Officer and Controller

Name	Age	Position(s)
Sergio Castro	38	Vice President, Chief Financial Officer, Treasurer and Secretary
B.A. Berilgen	59	Director
Charles M. Reimer	63	Director
Steven L. Schoonover	62	Director
     Kenneth R. Peak. Mr. Peak has been the Non-Executive Chairman of the Board and a director of the Company since its inception. Mr. Peak is the founder and has been Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary of the Parent since its formation in September 1999. Mr. Peak entered the energy industry in 1972 as a commercial banker and held a variety of financial and executive positions in the oil and gas industry prior to founding the Parent in 1999. Mr. Peak served as an officer in the U.S. Navy from 1968 to 1971. Mr. Peak received a BS in physics from Ohio University in 1967, and a MBA from Columbia University in 1972. He currently serves as a director of Patterson-UTI Energy, Inc., a provider of onshore contract drilling services to exploration and production companies in North America.
     Marc Duncan. Mr. Duncan has been President, Chief Executive Officer and a director of the Company since its inception. Mr. Duncan also serves as President and Chief Operating Officer of Contango Operators, Inc. As of July 25, 2008, Mr. Duncan spends approximately 80% of his time managing the business affairs of the Parent and its subsidiary, Contango Resources Company, and approximately 20% of his time managing the business affairs of the Company and its subsidiaries. After the consummation of the Sale of Parent, Mr. Duncan expects to spend 100% of his time managing the business affairs of the Company and its subsidiaries. Mr. Duncan has over 35 years of experience in the energy industry and has held a variety of domestic and international engineering and senior-level operations management positions relating to natural gas and oil exploration, project development, and drilling and production operations. Prior to joining COI in 2005, Mr. Duncan served in a senior executive position with USENCO International, Inc. and related companies in China and Ukraine from 2000-2004 and as a senior project and drilling engineer for Hunt Oil Company from 2004-2005. He holds an MBA in Engineering Management from the University of Dallas, an MEd from the University of North Texas and a BS in Science and Education from Stephen F. Austin University.
     Lesia Bautina. Ms. Bautina has been Senior Vice President, Chief Accounting Officer and Controller of the Company since its inception. Ms. Bautina is also Senior Vice President and Controller of the Parent which she joined in 2002. As of July 25, 2008, Ms. Bautina spends approximately 80% of her time managing the business affairs of the Parent and its subsidiary, Contango Resources Company, and approximately 20% of her time managing the business affairs of the Company and its subsidiaries. After the consummation of the Sale of Parent, Ms. Bautina expects to spend 100% of her time managing the business affairs of the Company and its subsidiaries. Prior to joining the Parent, Ms. Bautina worked as an auditor for Arthur Andersen LLP from 1997 to 2001. Her primary experience is accounting and financial reporting for exploration and production companies. Ms. Bautina received a degree in History from the University of Lvov in the Ukraine in 1990 and a BAA in Accounting in 1996 from Sam Houston State University, where she graduated with honors. Ms. Bautina is a Certified Public Accountant and member of the Petroleum Accounting Society of Houston.
     Sergio Castro. Mr. Castro has been Vice President, Treasurer, Chief Financial Officer and Secretary of the Company since its inception. Mr. Castro joined the Parent in March 2006 as Treasurer and was appointed Vice President and Treasurer in April 2006. As of July 25, 2008, Mr. Castro spends approximately 80% of his time managing the business affairs of the Parent and its subsidiary, Contango Resources Company, and approximately 20% of his time managing the business affairs of the Company and its subsidiaries. After the consummation of the Sale of Parent, Mr. Castro expects to spend 100% of his time managing the business affairs of the Company and its subsidiaries. Prior to joining the Parent, Mr. Castro spent two years as a Consultant for UHY Advisors TX, LP. From 2001 to 2004, Mr. Castro

was a lead credit analyst for Dynegy Inc. From 1997 to 2001, Mr. Castro worked as an auditor for Arthur Andersen LLP, where he specialized in energy companies. Mr. Castro was honorably discharged from the U.S. Navy in 1993 as an E-6, where he served onboard a nuclear powered submarine. Mr. Castro received a BBA in Accounting in 1997 from the University of Houston, graduating summa cum laude. Mr. Castro is a Certified Public Accountant and Certified Fraud Examiner.
     B.A. Berilgen. Mr. Berilgen has been a director of the Company since its inception and has also served as a director of the Parent since July 2007. Mr. Berilgen has served in a variety of senior positions during his 37 year career. Most recently, he was Chairman, CEO and President of Rosetta Resources Inc., a company he founded in 2005. Prior to that, he was Executive Vice President of Calpine Corp. and President of Calpine Natural Gas L.P. from October 1999 through June 2005. In June 1997, Mr. Berilgen joined Sheridan Energy, a public oil and gas company, as its President and Chief Executive Officer. Mr. Berilgen attended the University of Oklahoma, receiving a B.S. in Petroleum Engineering in 1970 and a M.S. in Industrial Engineering / Management Science.
     Charles M. Reimer. Mr. Reimer has been a director of the Company since its inception and has served as a director of the Parent since 2005. Mr. Reimer is President of Freeport LNG Development, L.P., and has experience in exploration, production, LNG and business development ventures, both domestically and abroad. From 1986 until 1998, Mr. Reimer served as the senior executive responsible for the VICO joint venture that operated in Indonesia, and provided LNG technical support to P.T. Badak. Additionally, during these years he served, along with Pertamina executives, on the board of directors of the P.T. Badak LNG plant in Bontang, Indonesia. Mr. Reimer began his career with Exxon Company USA in 1967 and held various professional and management positions in Texas and Louisiana. Mr. Reimer was named President of Phoenix Resources Company in 1985 and relocated to Cairo, Egypt, to begin eight years of international assignments in both Egypt and Indonesia. Prior to joining Freeport LNG Development, L.P. in December 2002, Mr. Reimer was President and Chief Executive Officer of Cheniere Energy, Inc.
     Steven L. Schoonover. Mr. Schoonover has been a director of the Company since its inception and has served as a director of the Parent since 2005. Mr. Schoonover was most recently Chief Executive Officer of Cellxion, L.L.C., a company specializing in construction and installation of telecommunication buildings and towers, as well as the installation of high-tech telecommunication equipment. From 1990 until its sale in November 1997 to Telephone Data Systems, Inc., Mr. Schoonover served as President of Blue Ridge Cellular, Inc., a full-service cellular telephone company he co-founded. From 1983 to 1996, he served in various positions, including President and Chief Executive Officer, with Fibrebond Corporation, a construction firm involved in cellular telecommunications buildings, site development and tower construction. Mr. Schoonover has been awarded, on two occasions with two different companies, Entrepreneur of the Year, sponsored by Ernst & Young, Inc. Magazine and USA Today.
     The Board of Directors is responsible for managing the Company in accordance with the provisions of the Company’s Bylaws and Certificate of Incorporation and applicable law. The number of directors which constitutes the Board of Directors is established by the Board, subject to a minimum of three and a maximum of seven directors. Except as otherwise provided by the Bylaws for filling vacancies on the Company’s Board of Directors, the Company’s directors are elected at the Company’s annual meeting of stockholders and hold office until their respective successors are elected, or until their earlier resignation or removal. Our executive officers are elected annually by the Board and serve until their successors are duly elected and qualified or until their earlier resignation or removal. There are no family relationships between our directors or executive officers.
     Each Board member, other than Kenneth R. Peak and Marc Duncan, is an independent director as defined in Section 803(A) of the American Stock Exchange listing standards.

Item 6. EXECUTIVE COMPENSATION.
Compensation Discussion and Analysis
     Philosophy
     The Company’s compensation philosophy is to pay for performance. Accordingly, the Company’s executive compensation program is designed to attract and retain highly qualified executives and to motivate them to maximize value creation for our stockholders. It is intended to provide overall competitive compensation levels and incentive pay levels that vary based on the achievement of company-wide performance objectives and individual performance. The incentive compensation of Mr. Duncan, Ms. Bautina and Mr. Castro are determined by the independent directors of the Board, and are based predominantly upon personal performance and the achievement of corporate performance objectives.
     In establishing the corporate performance objectives, the Company uses metrics that it believes investors use in determining whether to purchase the Company’s stock: value creation per share, earnings per share, growth of gas and oil reserves at economic finding and development costs, return on equity, and achievement of high standards in health and safety and environmental stewardship. As a result, compensation is driven by the achievement of the same or similar results the Company believes its investors are looking for. The Board has not set specific targets for these metrics.
     Senior Executive Review Process
     The Board conducts an annual review of the base salary, bonus and equity awards made to each executive officer. In each case, the Board takes into account the executive’s scope of responsibilities and experience and balances these against competitive compensation levels, including retention requirements and succession planning with respect to each executive.
     Mr. Duncan works closely with each executive officer on a daily basis. Mr. Duncan evaluates each executive with respect to contribution and performance, strengths, weaknesses, development plans and succession potential. Based upon this personal evaluation, Mr. Duncan makes an assessment and recommends compensation for each executive officer, including himself, to the Board. The independent members of the Board of Directors retain responsibility for selection, evaluation and the determination of compensation of all executives. For the fiscal year ending on June 30, 2009, the Board of Directors has set Mr. Duncan’s, Ms. Bautina’s and Mr. Castro’s base salaries at $150,000 per year. All executives are evaluated solely with respect to their performance and the Company’s performance as a whole.
     Components of Senior Executive Compensation
     The primary elements of annual compensation for senior executives are base salary, cash bonuses (which fall within the SEC’s definition of “Non-Equity Incentive Plan Compensation”) and equity awards. Each component is addressed in the context of individual and Company performance and competitive conditions. In determining competitive compensation levels, the Company analyzes data that includes information regarding the general natural gas and oil exploration and production industry. As described further below, senior executives also receive other forms of compensation, including various benefit plans made available to all of the Company’s employees. None of the executive officers have an agreement with the Company that governs aspects of their compensation as described below under “Employment and Severance Agreements.”

     Aggregate compensation for each senior executive is designed to align the executive’s incentives with the long-term interests of the Company’s stockholders. The Company only has six employees and as a result, our executives are required to manage a number of different responsibilities and projects. It is therefore difficult to find companies where executives are asked to perform as many functions as they do at the Company. The Company uses cash bonuses to reward performance, and uses equity awards to reward and create incentives for future performance. The Company does not look to assign a fixed weighting to any individual component of compensation, as it believes that aggregate compensation for each executive must be tailored to meet the competitive characteristics applicable to the executive’s personal and professional circumstances, as well as the performance of the Company. The Board has the discretion to modify the individual components of compensation for each senior executive.
     Our senior executives’ base salaries are significantly less than market value for comparable positions in other public oil and gas companies. The Board and our executives prefer a below median salary level with the opportunity to earn larger bonuses and equity awards. This results in our executives assuming greater risk, because as discussed below, bonuses and equity awards are linked to Company performance. Should the Company not perform well in a given year, our executives’ bonuses and equity awards would reflect such lower level of performance.
     Base Salary
     Base salaries are a fundamental component of the Company’s compensation system and competitive salary levels are necessary to attract and retain well qualified executives. The Board establishes base salaries for executive officers by evaluating the responsibilities of the position, the experience of the individual, the performance of the individual, and the competitive marketplace for similar management talent. The salary review process includes a comparison of base salaries for comparable positions at independent exploration and production companies of similar size and financial performance.
     The Board may make base salary adjustments on a periodic basis to maintain the desired levels of base salaries for the Company’s executives. The Board determines annual salary adjustments by evaluating the competitive marketplace and the performance of the Company and the executive officers, as well as any increased responsibilities assumed by the executive officers. Although the Board does not give specific weight to any particular factor, the most weight is given to the executive’s performance (in determining whether to adjust above or below the current salary level), and a significant but lesser weight is given to the comparative data. Salary adjustments generally are determined and implemented on a 12-month cycle, but the Board may undertake more frequent adjustments as they deem appropriate.
     Bonuses
     All executives are eligible to receive a cash incentive bonus tied directly to the Company’s achievement of financial, operational, and strategic objectives and the executive’s personal achievements. Bonuses, like annual salary, are determined by the Board on an annual basis. Ultimately, executive bonuses are based on management’s achievements during the fiscal year of corporate objectives common in the oil and gas industry including (i) increases in earnings per share, (ii) growth in reserves per share and production per share while maintaining an acceptable ratio of debt to capitalization and (iii) control of costs throughout the Company. The Board believes that bonuses should be greater than market, when salaries are below industry median pay levels. The Board determines cash bonus amounts based upon the degree to which the corporate performance objectives, as well as individual performance goals, are achieved.

     Equity Awards
     The Company’s equity compensation program for senior executive employees is expected to include two forms of long-term incentives: restricted stock and stock options. Award size and frequency will be based on each executive’s demonstrated level of performance and Company performance over time. The Board will review award levels annually to ensure their competitiveness. In making individual awards, the Board will consider industry practices, the performance of each executive, the value of the executive’s previous awards and the Company’s views on executive retention and succession.
     Equity Award Mechanics
     Equity awards are expected to be granted pursuant to the Company’s 2008 Omnibus Equity Compensation Plan, and will be made by the Board of Directors at a regularly scheduled meeting. Equity awards are expected to typically fall into two categories: annual awards and new hire and promotion awards. New hire and promotion awards are expected to be made on the date of hire or promotion, and annual awards are expected to be made in June. From time to time the Board of Directors may make grants at other times in connection with employee retention or otherwise.
     All stock option awards will have a per share exercise price equal to the closing price of our common stock on the grant date. Stock option awards and restricted stock awards vest upon the passage of time. The Board of Directors has not granted, nor do they intend in the future to grant, equity awards in anticipation of the release of material nonpublic information. Similarly, the Company has not timed, nor does it intend in the future to time, the release of material nonpublic information based upon equity award grant dates.
     Deferred Compensation and Retirement Plans
     The Company does not have a deferred compensation program, pension benefits, a retirement plan, or any sort of post retirement healthcare plan. Additionally, the Company does not have any potential post-employment payments such as termination or a change in control of the Company.
     Perquisites and Other Benefits
     The Company will review annually the perquisites that senior executives receive. In general, such perquisites are limited. The Company’s senior executives are entitled to few benefits that are not otherwise available to all of its employees.
     Regulatory Considerations
     It is the Company’s policy to make reasonable efforts to cause executive compensation to be eligible for deductibility under Section 162(m) of the Code. Under Section 162(m), the federal income tax deductibility of compensation paid to the Company’s Chief Executive Officer and to each of its four other most highly compensated executive officers may be limited to the extent that such compensation exceeds $1 million in any one year. Under Section 162(m), the Company may deduct compensation in excess of $1 million if it qualifies as “performance-based compensation”, as defined in Section 162(m).
     The Company anticipates that compensation paid to the Company’s Chief Executive Officer and to each of its four other most highly compensated executive officers will be deductible by the Company even though certain compensation may not have qualified as “performance-based compensation.” However, it is possible that non-qualifying compensation paid to the Company’s executive officers may exceed $1 million in a taxable year and therefore limit the deductibility by the Company of a portion of such compensation.
     Employment and Severance Agreements
     We have no employment or severance agreement with any executive officer.
     Compensation of Directors
     Directors who are not employees are expected to be compensated in the form of both a cash payment and Company equity. Effective on the date of Distribution, each outside director will receive a quarterly retainer of $5,000 payable in cash, and 5,000 options. One-half of the shares will vest immediately, and one-half will vest in one year. The Chairman of the Audit Committee will receive an additional quarterly retainer of $3,000 payable in cash. Each outside director will receive a $1,000 cash payment for each Board meeting and separately scheduled Audit Committee meeting attended.
     In addition, the Chairman of the Board will be provided with health insurance, a golf club membership, monthly golf club membership dues and a full time secretary.
Executive Compensation Tables
     As of the date of this Registration Statement, no executive or director compensation has been paid by the Company since its inception.
Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.
     The following is a description of transactions that the Company entered into since its inception, and in which any director, executive officer or holder of more than 5% of the Company’s capital stock will have a direct or indirect material interest. All of the transactions disclosed below were duly authorized by the then-serving Board of Directors.
     Pursuant to the Reorganization, the Company owns COI, COE Offshore and REX Offshore, and a 65.6% and 32.3% membership interest in COE and REX, respectively. As a result, the Company is the owner of certain oil and natural gas leases located in the Gulf of Mexico. Pursuant to the Reorganization, the Parent also distributed CVCC to the Company.
     All of the transactions described above were made on terms no less favorable to us than those that could be obtained from independent third-parties in arms-length negotiations. In addition, we intend that the terms of any other future transactions and agreements between us and the Parent will be no less favorable to us than those that could be obtained from independent third-parties in arms-length negotiations.
     The Company has instituted policies and procedures for the review, approval and ratification of “related person” transactions as defined under SEC rules and regulations. Our Audit Committee Charter requires management to inform the Audit Committee of all related person transactions. In order to identify any such transactions, among other measures, the Company requires its directors and officers to complete questionnaires identifying transactions with any company in which the officer or director or their family members may have an interest. In addition, our Code of Ethics requires that the Audit Committee review and approve any related person transaction before it is consummated.

     Each Board member, other than Kenneth R. Peak and Marc Duncan, is an independent director as defined in Section 803(A) of the American Stock Exchange listing standards.
Item 8. LEGAL PROCEEDINGS.
     As of the date of this Form 10, we are not a party to any legal proceedings. The Parent has been sued in connection with an accident at a production platform owned by a subsidiary of the Company. The Company believes any liability in connection with the lawsuit is adequately insured.
Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
Market Information
     There is no current market for the common stock of the Company.
Holders
     As of July 25, 2008, there were 100 shares of our common stock outstanding held solely by the Parent.
Dividends
     The Company does not intend to declare or pay any dividends and currently intends to retain all available earnings generated by its operations for the development and growth of its business. It does not currently anticipate paying any cash dividends on its outstanding shares of common stock in the foreseeable future. Any future decision to pay dividends on its common stock will be at the discretion of its board and will depend on its financial condition, results of operations, capital requirements, and other factors the board may deem relevant.
Item 10. RECENT SALES OF UNREGISTERED SECURITIES.
     On January 10, 2008, the Company was formed as a Delaware corporation and issued 100 shares of its common stock to the Parent. In connection with the Distribution, the Company will issue approximately 8.8 million shares of its common stock to the stockholders of record of the Parent on a specified record date. We will rely on the provisions of Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.
Item 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
Authorized and outstanding capital stock
     The Company’s authorized capital stock consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of July 25, 2008, 100 shares of common stock were outstanding.
Common Stock
     Our certificate of incorporation authorizes us to issue 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of July 25, 2008, 100 shares of common stock were issued and outstanding, all of which are fully paid and non-assessable.

     Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of our business, after payment of all liabilities and payment of preferential amounts to the holders of preferred stock, if any, the shares of common stock are entitled to share equally in our remaining assets. Pursuant to our certificate of incorporation, no stockholder has any preemptive rights to subscribe for our securities. The common stock is not subject to redemption.
     We do not intend to declare or pay any cash dividends on our common stock. We currently intend to retain future earnings in excess of preferred stock dividends, if any, for operations and to develop and expand our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination with respect to the payment of dividends on the common stock will be at the discretion of the Board and will depend on, among other things, operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors the Board deems relevant.
Preferred Stock
     Our certificate of incorporation authorizes us to issue 5,000,000 shares of preferred stock, par value $0.01 per share, in one or more series with such voting powers, full or limited, or no voting powers and such designations, preferences and relative participation, optional or other special rights, and the qualifications, limitations or restrictions thereof as shall be stated in the resolutions of the Board providing for their issuance. As of July 25, 2008, there were no shares of preferred stock issued and outstanding.
Stock Options and Warrants
     As of July 25, 2008, we had not granted any stock options to purchase shares of common stock.
Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Section 145 of the Delaware General Corporation Law (DGCL) permits the board of directors of the Company to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of the Company, as the case may be, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the Securities Act). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.
     The Company’s certificate of incorporation and bylaws provide for indemnification of its directors and officers to the fullest extent permitted by law. Article VI of the Company’s bylaws and Article X of the Company’s certificate of incorporation provide that the Company shall indemnify directors and officers under certain circumstances for liabilities and expenses incurred by reason of their activities in such capacities. In addition, the Company has insurance policies that provide liability coverage to directors and officers while acting in such capacities and they are also covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities.

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
     The financial statements required to be included in this Registration Statement appear at the end of this Registration Statement beginning on page F-1.
Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
     None.
Item 15. FINANCIAL STATEMENTS AND EXHIBITS.
Index to Financial Statements
     See the Index to the Company’s financial statements on page F-1 of this Registration Statement.
Exhibits

Exhibit
Number	Description

3.1	Certificate of Incorporation of Contango Energy Company (1)

3.2	Bylaws of Contango Energy Company (1)

21.1	List of anticipated subsidiaries upon completion of the Reorganization(1)

23.1	Consent of W.D. Von Gonten & Co.

23.2	Consent of William M. Cobb & Associates, Inc.

(1)	Previously filed

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008	CONTANGO ENERGY COMPANY
	By:	/s/ Marc L. Duncan
		Name:	Marc L. Duncan
		Title:	President and Chief Executive Officer

CONTANGO ENERGY COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
To the Shareholder of Contango Energy Company:
We have audited the accompanying balance sheet of Contango Energy Company (a Delaware corporation) as of May 6, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.
In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Contango Energy Company as of May 6, 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON LLP
Houston, Texas
June 3, 2008

CONTANGO ENERGY COMPANY
BALANCE SHEET

May 6,
2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,000

Total current assets	1,000

TOTAL ASSETS	$1,000

LIABILITIES AND SHAREHOLDER’S EQUITY

SHAREHOLDER’S EQUITY:
Common stock, $0.01 par value, 50,000,000 shares authorized, 100 shares issued and 100 shares outstanding at May 6, 2008	1
Additional paid-in capital	999
Retained earnings	—

Total shareholder’s equity	1,000

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$1,000

The accompanying notes are an integral part of this financial statement.

CONTANGO ENERGY COMPANY
NOTES TO BALANCE SHEET
As of May 6, 2008
1. Organization and Business
     Contango Energy Company (the “Company”) is a Houston-based, independent natural gas and oil company. The Company was formed on January 10, 2008 as a Delaware corporation for the purpose of engaging in the exploration and development of natural gas and oil reserves in the Gulf of Mexico. The Company is a wholly-owned subsidiary of Contango Oil & Gas Company, a Delaware corporation (the “Parent”).The Company expects to enter into a series of transactions (the “Reorganization”) whereby the Company will acquire from the Parent, wholly and partially owned subsidiaries that (i) hold leasehold interests and related assets in the Gulf of Mexico (“GOM Leases”), (ii) drill and operate the offshore prospects, and (iii) hold equity interests in a company that develops real time diagnostics and field optimization solutions for the oil and gas and other industries. The Company expects the Reorganization to be completed by mid 2008.
2. Summary of Significant Accounting Policies
          Principles of Consolidation. The Company’s consolidated financial statements include the accounts of Contango Energy Company and its wholly and partially-owned subsidiaries, after elimination of all intercompany balances and transactions.
          Successful Efforts Method of Accounting. The Company follows the successful efforts method of accounting for its natural gas and oil activities. Under the successful efforts method, lease acquisition costs and all development costs are capitalized. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, and any such impairment is charged to expense in the period. Exploratory drilling costs are capitalized until the results are determined. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploratory costs, such as seismic costs and other geological and geophysical expenses, are expensed as incurred. The provision for depreciation, depletion and amortization is based on the capitalized costs as determined above. Depreciation, depletion and amortization is on a cost center by cost center basis using the unit of production method, with lease acquisition costs amortized over total proved reserves and other costs amortized over proved developed reserves.
          When circumstances indicate that proved properties may be impaired, the Company compares expected undiscounted future cash flows on a cost center basis to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on the Company’s estimate of future natural gas and oil prices and operating costs and anticipated production from proved reserves, are lower than the unamortized capitalized cost, then the capitalized cost is reduced to fair market value.
          The Company amortizes and impairs natural gas and oil properties on a field-by-field cost center basis. Management believes this policy provides greater comparability with other successful efforts natural gas and oil companies by conforming to predominant industry practice. In addition, the field level is consistent with the Company’s operational and strategic assessment of its natural gas and oil investments.
          An integral part of our business strategy is to sell our proved reserves from time to time in order to generate additional capital to reinvest in our onshore and offshore exploration programs. Thus, it is our intent to remain an independent natural gas and oil company engaged in the exploration, production, and acquisition of natural gas and oil.

          Fiscal Year-End. The Company’s fiscal year-end is the same as that of its Parent, June 30.
3. Cash Equivalents.
          Cash equivalents are considered to be highly liquid investment grade debt investments having an original maturity of 90 days or less. As of May 6, 2008, the Company had $1,000 in cash and cash equivalents.
4. Common Stock
          The Company’s certificate of incorporation authorizes us to issue 50,000,000 shares of common stock, $0.01, par value. As of May 6, 2008, 100 shares of common stock were issued and outstanding, all of which are fully paid and non-assessable.
          Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of our business, after payment of all liabilities and payment of preferential amounts to the holders of preferred stock, if any, the shares of common stock are entitled to share equally in our remaining assets. Pursuant to our certificate of incorporation, no stockholder has any preemptive rights to subscribe for our securities. The common stock is not subject to redemption.
          We do not intend to declare or pay any cash dividends on our common stock. We currently intend to retain future earnings in excess of preferred stock dividends, if any, for operations and to develop and expand our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination with respect to the payment of dividends on the common stock will be at the discretion of the Board and will depend on, among other things, operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors the Board deems relevant.
5. Commitments and Contingencies
          Pursuant to the terms of the Reorganization, the Company assumes any claims, litigation or disputes pending as of the effective date on any matters arising in connection with ownership of the properties prior to the effective date. The Company is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the balance sheet.

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
To the Shareholder of Contango Energy Company:
     We have audited the accompanying statements of revenues and direct operating expenses of the oil and gas properties to be contributed to Contango Energy Company and subsidiaries (collectively the “Company”) (as described in Note 1) for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As disclosed in Note 2, the accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form 10 of Contango Energy Company and are not intended to be a complete financial presentation of the properties described above.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of the oil and gas properties to be contributed to Contango Energy Company and subsidiaries for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States.
/s/ GRANT THORNTON LLP
Houston, Texas
June 3, 2008

CONTANGO ENERGY COMPANY
STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE OIL AND GAS PROPERTIES TO BE CONTRIBUTED TO CONTANGO ENERGY COMPANY AND SUBSIDIARIES

	Year Ended June 30,			Nine Months Ended March 31,
	2007	2006	2005	2008	2007
				(Unaudited)	(Unaudited)
Revenues	$1,186,678	$539,059	$952,433	$1,970,563	$851,332
Direct operating expenses (credit)	134,240	(7,100)	38,908	660,880	59,497

Excess of revenues over direct operating expenses	$1,052,438	$546,159	$913,525	$1,309,683	$791,835

The accompanying notes are an integral part of these financial statements.

CONTANGO ENERGY COMPANY
NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE OIL AND GAS PROPERTIES TO BE CONTRIBUTED TO CONTANGO ENERGY COMPANY AND SUBSIDIARIES
1. The Properties
     Contango Energy Company (the “Company”) was formed on January 10, 2008 as a Delaware corporation for the purpose of engaging in the exploration and development of natural gas and oil reserves in the Gulf of Mexico. The Company is a wholly-owned subsidiary of Contango Oil & Gas Company, a Delaware corporation (the “Parent”). On June 27, 2008, the Company entered into a series of transactions (the “Reorganization”) whereby the Company acquired the following entities from the Parent:
•	Contango Operators, Inc. (100%) — a wholly owned subsidiary that holds leasehold interests and related assets in the Gulf of Mexico (“GOM Leases”) and drills and operates the offshore prospects.

•	Contango Venture Capital Corporation (100%) — a wholly owned subsidiary that holds a 19.5 % interest in a company that develops real time diagnostics and field optimization solutions for the oil and gas and other industries.

•	COE Offshore, LLC (100%) — a wholly owned subsidiary that holds a 65.6% interest in Contango Offshore Exploration LLC (“COE”). COE generates offshore exploration prospects in the Gulf of Mexico.

•	REX Offshore Corporation (100%) — a wholly owned subsidiary that holds a 32.3% in Republic Exploration, LLC (“REX”). REX generates offshore exploration prospects in the Gulf of Mexico.
     The Statements of Revenues and Direct Operating Expenses provide the activity from these wholly and partially owned subsidiaries.
2. Basis for Presentation
     The accompanying financial statements for the years ended June 30, 2007, 2006 and 2005 and the nine months ended March 31, 2008 and 2007, have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature. The financial statements are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2008.
     The leasehold interests in the Gulf of Mexico contain one property that is operated by COI, Grand Isle 72, which began producing in March 2007. Additionally, there are three properties operated by third-parties in which the Company owns a minor net revenue interest. During the periods presented, the properties were not accounted for or operated as a separate division. Certain costs, such as depreciation, depletion and amortization, exploration expenses, general and administrative expenses, and corporate income taxes were not allocated to the individual properties. Accordingly, full separate

CONTANGO ENERGY COMPANY
NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE OIL AND GAS PROPERTIES TO BE CONTRIBUTED TO CONTANGO ENERGY COMPANY AND SUBSIDIARIES — (continued)
financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances. Accordingly, the historical financial statements of Revenues and Direct Operating Expenses are presented in lieu of the financial statements required under Rule 3-05 of the Securities and Exchange Commission Regulation S-X.
     Revenues and direct operating expenses included in the accompanying statement represent the Company’s net working and revenue interests in the properties and are presented on the accrual basis of accounting. Depreciation, depletion and amortization, exploration expenses, general and administrative expenses, and corporate income taxes have been excluded. Accordingly, the financial statements and other information presented are not indicative of the financial condition or results of operations of the properties going forward due to the changes in the business and the omission of various operating expenses.
     The preparation of the accompanying financial statements requires the Company’s management to make estimates and assumptions that affect the reported amount of revenues and direct operating expenses during the reporting period. The estimates include oil and gas reserves. Management emphasizes that reserve estimates are inherently imprecise. Actual results could materially differ from these estimates.
     Title to the produced quantities transfers to the Company at the time of the Reorganization.
3. Commitments and Contingencies
     Pursuant to the terms of the Reorganization, the Company assumes any claims, litigation or disputes pending as of the effective date on any matters arising in connection with ownership of the properties prior to the effective date. The Company is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statement of revenues and direct operating expenses.

CONTANGO ENERGY COMPANY AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     The following unaudited pro forma condensed consolidated financial statements and related notes are presented to show effects of the disposition of the working and net revenue interests of certain properties sold by Contango Oil & Gas Company (the “Parent”), the parent of Contango Energy Company (the “Company” or “Contango”).
     The pro forma condensed consolidated statements of operations are presented to show net income attributable to common stock as if the dispositions occurred effective July 1, 2006. The pro forma condensed consolidated balance sheet is based on the assumption that the dispositions occurred effective March 31, 2008.
     Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed consolidated financial statements. The pro forma data are not necessarily indicative of the financial results that would have been attained had the dispositions occurred on the dates referenced above, and should not be viewed as indicative of operations in future periods. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the notes thereto, Contango Oil & Gas Company’s Annual Report on Form 10-K for the year ended June 30, 2007, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and the Statements of Revenues and Direct Operating Expenses included herein.
     In preparing the pro forma condensed consolidated statements of operations, we calculated the Company’s revenues, expenses, interest income and expenses, gains, losses and income taxes on the basis of the properties that are to be retained by the Company to arrive at “Net Historical Activity”. We then compared this against the “Parent Historical” figures to arrive at “Assets, Liabilities and Operations Not Contributed”. Finally, on the anticipation that the Company will issue one share of common stock for each two shares of the Parent’s common stock, we adjusted the weighted average common shares outstanding to arrive at pro forma results.
     In preparing the pro forma condensed consolidated balance sheet, we calculated the Company’s cash, property, other assets, liabilities and equity on the basis of the properties that are to be retained by the Company to arrive at “Net Historical Activity”. We then compared this against the “Parent Historical” figures to arrive at “Assets, Liabilities and Operations Not Contributed”. Finally, on the anticipation that the Parent will contribute between $40.0 million to $100.0 million in cash to the Company, we adjusted the cash balance to $60.0 million to arrive at pro forma balances.

CONTANGO ENERGY COMPANY AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended June 30, 2007 (Unaudited)

		Assets, Liabilities	Net
	Parent	and Operations	Historical	Pro Forma
	Historical	Not Contributed	Activity	Adjustments	Pro Forma
REVENUES:
Natural gas and oil sales	$18,687,821	$(17,501,143)	$1,186,678	$—	$1,186,678

Total revenues	18,687,821	(17,501,143)	1,186,678	—	1,186,678

EXPENSES:
Operating expenses	1,671,824	(1,537,584)	134,240	—	134,240
Exploration expenses	6,782,425	(6,782,425)	—	—	—
Depreciation, depletion and amortization	3,267,252	(3,267,252)	—	—	—
Impairment of natural gas and oil properties	192,109	(192,109)	—	—	—
General and administrative expense	6,841,721	(6,841,721)	—	—	—

Total expenses	18,755,331	(18,621,091)	134,240	—	134,240

INCOME (LOSS) FROM OPERATIONS	(67,510)	1,119,948	1,052,438	—	1,052,438

Interest expense	(2,162,573)	2,162,573	—	—	—
Interest income	886,420	(886,420)	—	—	—
Gain (loss) on sale of assets and other	(2,684,062)	2,684,062	—	—	—

INCOME (LOSS) BEFORE INCOME TAXES	(4,027,725)	5,080,163	1,052,438	—	1,052,438

Benefit (provision) for income taxes	1,333,174	(1,634,201)	(301,027)	—	(301,027)

NET INCOME (LOSS)	(2,694,551)	3,445,962	751,411	—	751,411

Preferred stock dividends	539,722	(539,722)	—	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCK	$(3,234,273)	$3,985,684	$751,411	$—	$751,411

NET INCOME PER SHARE:
Basic	$(0.21)		$0.05		$0.10

Diluted	$(0.21)		$0.05		$0.10

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	15,430,146		15,430,146	(7,715,073)	7,715,073

Diluted	15,430,146		15,430,146	(7,715,073)	7,715,073

The accompanying notes to the unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

CONTANGO ENERGY COMPANY AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended March 31, 2008 (Unaudited)

		Assets, Liabilities	Net
	Parent	and Operations	Historical	Pro Forma
	Historical	Not Contributed	Activity	Adjustments	Pro Forma
REVENUES:
Natural gas and oil sales	$47,256,798	$(45,286,235)	$1,970,563	$—	$1,970,563

Total revenues	47,256,798	(45,286,235)	1,970,563	—	1,970,563

EXPENSES:
Operating expenses	3,159,695	(2,498,815)	660,880	—	660,880
Exploration expenses	5,171,795	(5,171,795)	—	—	—
Depreciation, depletion and amortization	6,002,997	(6,002,997)	—	—	—
Impairment of natural gas and oil properties	837,098	(837,098)	—	—	—
General and administrative expense	5,307,486	(5,307,486)	—	—	—

Total expenses	20,479,071	(19,818,191)	660,880	—	660,880

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE OTHER INCOME AND INCOME TAXES	26,777,727	(25,468,044)	1,309,683	—	1,309,683

Interest expense	(3,585,074)	3,585,074	—	—	—
Interest income	1,763,335	(1,763,335)	—	—	—
Gain (loss) on sale of assets and other	62,034,996	(62,034,996)	—	—	—

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	86,990,984	(85,681,301)	1,309,683	—	1,309,683

Benefit (provision) for income taxes	(30,431,664)	29,988,455	(443,209)	—	(443,209)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	56,559,320	(55,692,846)	866,474	—	866,474

DISCONTINUED OPERATIONS
Discontinued operations, net of income taxes	174,079,822	(174,079,822)	—	—	—
NET INCOME (LOSS)	230,639,142	(229,772,668)	866,474	—	866,474
Preferred stock dividends	1,245,000	(1,245,000)	—	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCK	$229,394,142	$(228,527,668)	$866,474	$—	$866,474

NET INCOME (LOSS) PER SHARE:
Basic
Continuing operations	$3.45		$0.05		$0.11
Discontinued operations	10.85		—		$0.10

Total	$14.30		$0.05		$0.21

Diluted
Continuing operations	$3.30		$0.05		$0.10
Discontinued operations	10.15		—		—

Total	$13.45		$0.05		$0.10

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	16,045,785		16,045,785	(8,022,893)	8,022,892

Diluted	17,155,007		17,155,007	(8,577,504)	8,577,503

The accompanying notes to the unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

CONTANGO ENERGY COMPANY AND SUBSIDIARIES
UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED BALANCE SHEET
As of March 31, 2008 (Unaudited)

		Assets, Liabilities	Net
	Parent	and Operations	Historical	Pro Forma
	Historical	Not Contributed	Activity	Adjustments	Pro Forma
ASSETS
Cash and cash equivalents	$38,760,445	$(38,760,445)	$—	$60,000,000	$60,000,000
Other current assets	45,901,051	(40,138,693)	5,762,358	—	5,762,358
Net property and equipment	317,104,367	(302,618,068)	14,486,299	—	14,486,299

Other assets	104,352,358	(102,379,264)	1,973,094	—	1,973,094

TOTAL ASSETS	$506,118,221	$(483,896,470)	$22,221,751	$60,000,000	$82,221,751

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	$93,843,662	$(90,139,092)	$3,704,570	$—	$3,704,570
Asset retirement obligation	2,039,515	(1,692,989)	346,526	—	346,526
Deferred credits and other noncurrent liabilities	94,893,058	(94,893,058)	—	—	—

Total liabilities	190,776,235	(186,725,139)	4,051,096	—	4,051,096
Shareholders’ equity	315,341,986	(297,171,331)	18,170,655	60,000,000	78,170,655

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$506,118,221	$(483,896,470)	$22,221,751	$60,000,000	$82,221,751

The accompanying notes to unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

CONTANGO ENERGY COMPANY AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Basis of Presentation
     The unaudited pro forma statement of operations for the year ended June 30, 2007 is based on the audited financial statements of the Parent for the year ended June 30, 2007, and the audited Statements of Revenues and Direct Operating Expenses for the Oil and Gas Properties Contributed to Contango Energy Company and Subsidiaries for the year ended June 30, 2007, and the adjustments and assumptions described below.
     The unaudited pro forma statement of operations for the nine months ended March 31, 2008 and the unaudited pro forma balance sheet as of March 31, 2008 are based on the unaudited financial statements of the Parent as of and for the nine months ended March 31, 2008, the unaudited Statements of Revenues and Direct Operating Expenses for the Oil and Gas Properties Contributed to Contango Energy Company and Subsidiaries for the nine months ended March 31, 2008, and the adjustments and assumptions described below.
     Management believes that the properties acquired from the Parent are substantially depleted. The Company’s total proved reserves are from four wells: Grand Isle 72, Ship Shoal 358, Eugene Island 113B and West Delta 36. Ship Shoal 358, Eugene Island 113B and West Delta 36 recently had compression installed and only produce intermittently. Grand Isle 72 and Ship Shoal 358 account for approximately 80% of the Company’s revenues. Currently, Grand Isle 72 and Ship Shoal 358 are only producing approximately 3.0 Mmcfe/d (0.2 Mmcfe/d net to the Company).
     We do not have proved reserve data as of March 31, 2008, for some of the properties we acquired from the Parent. We have not asked reserve engineers to provide us with the reserve report for such properties as of March 31, 2008, because we believe that such properties are substantially depleted.
Pro Forma Adjustments
     The unaudited pro forma statements of operations reflect the following adjustments:
     Removal of the natural gas and oil sales, operating expenses, dry hole costs, geological and geophysical costs, depreciation, depletion and amortization expense (“DD&A”), impairment costs, general and administrative costs, interest expense, and gain on sale of asset associated with the sale of our Arkansas Fayetteville Shale natural gas and oil interests, as discussed in the Parent’s Form 8-K dated December 21, 2007 and filed with the Securities and Exchange Commission on December 28, 2007 and the Parent’s Form 8-K dated January 30, 2008 and filed with the Securities and Exchange Commission on February 5, 2008.
     Removal of the general and administrative costs and gain on sale of asset associated with the sale of our 10% limited partnership interest in Freeport LNG Development, L.P. as discussed in the Company’s Form 8-K dated February 5, 2008 and filed with the Securities and Exchange Commission on February 8, 2008.
     Removal of the natural gas and oil sales, operating expenses, dry hole costs, geological and geophysical costs, depreciation, depletion and amortization expense (“DD&A”), general and administrative costs, interest expense, interest income, and preferred dividend payments, associated with the anticipated sale of our Eugene Island 10 (“Dutch”) and State of Louisiana (“Mary Rose”) working interests and the anticipated sale of the Parent.
     During the periods presented, the properties contributed by the Parent were not accounted for or operated as a separate division, as we considered these properties to be substantially depleted. Certain costs, such as depreciation, depletion and amortization, exploration expenses, general and administrative expenses, and corporate income taxes were not allocated to the individual properties. In the future, we expect to incur costs of a nature similar to those excluded from our pro-forma presentation.
     Record a pro forma income tax provision, assuming a 35 percent rate, based on the pro forma change in income from continuing operations before income taxes.
     The unaudited pro forma balance sheet reflects the adjustment of cash and removal of property, other assets, liabilities and deferred credits associated with the anticipated sale of our Dutch and State of Louisiana working interests and the anticipated sale of the Parent. Prior to the sale of the Parent, the Company anticipates that the Parent will contribute cash to the Company for the purposes of funding the Company’s business activities. The Parent estimates a range between $40.0 million to $100.0 million will be contributed in cash to the Company. With the exception of cash, the pro forma balance sheet represents the historical cost basis of the assets contributed to the Company, which will also be our accounting basis in recording the transaction.

Index to Exhibits
Exhibits

Exhibit
Number	Description
3.1	Certificate of Incorporation of Contango Energy Company (1)

3.2	Bylaws of Contango Energy Company (1)

21.1	List of anticipated subsidiaries upon completion of the Reorganization(1)

23.1	Consent of W.D. Von Gonten & Co.

23.2	Consent of William M. Cobb & Associates, Inc.

(1)	Previously filed